644 BROADWAY, SAN FRANCISCO

LEASE

BETWEEN

644 BROADWAY, LLC,
a Delaware limited liability company

AS LANDLORD

AND

BOXCAR THEATRE, INC.
a California corporation

AS TENANT

DATED AS OF

January 20, 2015

TABLE OF CONTENTS

LEASE

This Lease (the "**Lease**") is entered into as of this 20th day of January, 2015 (the Effective Date"), by and between the Landlord and the Tenant hereinafter named.

ARTICLE I

Definitions and Certain Basic Provisions

1.1 (a) "**Landlord**": 644 BROADWAY, LLC, a Delaware limited liability company

(b) **Landlord's notice address:**

644 Broadway, LLC
c/o Cypress Properties Group, LLC
Attention: Chris Wight
985 Moraga Road, Suite 214
Lafayette, CA 94549

with a copy to:

AJB Law Group, PC
Attention: Tony Bakos
985 Moraga Road, Suite 202
Lafayette, CA 94549

(c) "**Tenant**": BOXCAR THEATRE, INC., a California Corporation.

(d) **Tenant's notice address:**

Boxcar Theatre, Inc.
Attention: David Gluck
1415 Broderick Street
San Francisco, CA 94115

(e) **Tenant's trade name**: The Speakeasy, Joe's Clock Shop, Sam Lee Laundry, Boxcar Theatre, Club 1923

(f) **Address of Premises:** 644 Broadway Street, San Francisco, CA 94133-4406

(g) "**Premises**": Approximately 9,050 rentable square feet of Floor Area located in the basement and first floor of the Building as defined herein and as determined in accordance with the Building Owners and Managers

Association ("BOMA") standards for similar properties, such Premises being identified on the plan attached hereto as Exhibit A. "Floor Area" means with respect to any area in the Building, the aggregate number of rentable square feet of floor space as determined in accordance with BOMA standards for similar properties.

(h) "**Building**": Landlord's property located in the City of San Francisco, California, containing the Premises which property is more particularly shown on Exhibit A attached hereto, together with such additions and other changes as Landlord may from time to time designate as included within the Building. The Building is commonly known as 644 Broadway and presently contains approximately 41,455 square feet of Floor Area (including the basement theater space) as determined in accordance with BOMA standards for similar properties. The Building and the land on which it is located may consist of one or more legal parcels.

(i) "**Rent Commencement Date"** means that date which is one hundred and twenty (120) days following the date on which Landlord delivers the Premises to Tenant.

(j) **"Term":** The Term shall commence on the Rent Commencement Date and end Ten (10) years thereafter, except that in the event the Rent Commencement Date is a date other than the first day of a calendar month, the Term shall be extended for the number of days remaining in the calendar month in which the Rent Commencement Date occurs. The Term may be extended by three (3) additional periods of Five (5) years each pursuant to terms of Exhibit E (Renewal Options).

(k) **"Permitted Use":** The operation of an entertainment facility that provides entertainment services in the nature of (1) live and interactive theater productions; (2) motion pictures screenings; (3) corporate, social and fundraising events (the "Primary Use"); and ancillary thereto, an operation of a bar ("Ancillary Use"). No other use shall be permitted without Landlord's prior written consent, which consent may be withheld in Landlord's sole discretion.

(l) "**Broker**": David Scanlon
Cushman and Wakefield
425 Market Street, Suite 2300
San Francisco, CA 94105

(m) "**Base Rent**" (payable monthly in advance):

Years	Monthly Base Rent	Annual Base Rent
1	$15,083.33	$181,000.00
2	$22,625.00	$271,500.00
3-10	3% annual increases	3% annual increases
Option One: 10-15	3% annual increases	3% annual increases
Option Two: 15-20	3% annual increases	3% annual increases
Option Three: 20-25	3% annual increases	3% annual increases

(n) **"Gross Sales"** is defined in Section 5.2.

(o) **"Gross Sales Breakpoint"** means $5,000,000 for the first Lease Year, The Gross Sales Breakpoint for each subsequent Lease Year will be increased by three percent (3%) of the Gross Sales Breakpoint for the prior Lease Year.

(p) **"Percentage Rent**" means the sum of the following: (1) six percent (6%) multiplied by Gross Sales for each Lease Year to the extent such Gross Sales exceed the Gross Sales Breakpoint for such Lease Year until such amount equals twice the Base Rent for such Lease Year, and (2) three percent (3%) multiplied by Gross Sales in excess of the Gross Sales level which causes the amount described in (1) above to exceed twice the Base Rent for such Lease Year. [Provided that Tenant complies with the terms of the Equity Interest documents set forth in Section 4.1, no Percentage Rent shall be due until Tenant's initial production budget capitalization ("OPBC") has been paid back to, or accrued or the benefit of, Tenant's initial investors. Tenant and Landlord acknowledge that the OPBC amount shall not exceed $1,500,000. The OPBC shall be subject to the reasonable review and approval of Landlord.

(q) **"Net Charges"** means Tenant's Share of Common Area Cost, Tenant's Share of Insurance Premiums, and Tenant's Share of Taxes under the Lease, collectively. Landlord agrees to cap the Net Charges at $6.50 per square feet for the first year of the Term. Thereafter, Tenant will pay its pro-rata share of Net Charges as calculated by Landlord and as set forth herein.

(r) **"Security Deposit":** Shall be $42,610.00, such Security Deposit being due and payable on the Effective Date.

(s) **"Lease Year"** means the twelve month period beginning on the Rent Commencement Date and each anniversary of the Rent Commencement

Date during the Term except that in the event the Rent Commencement Date is a date other than the first day of a calendar month, the first Lease Year shall begin on the Rent Commencement Date and end on twelve month period following the first day of the month following the month in which the Rent Commencement Date occurs and each subsequent Lease Year shall mean the twelve month period beginning on the anniversary of the first day of such month.

Each of the foregoing definitions and basic provisions shall be construed in conjunction with and be limited by references thereto in other provisions of this Lease.

ARTICLE II

Granting Clause

2.1 In consideration of the obligation of Tenant to pay Rent and other charges as herein provided and in consideration of the other terms, covenants and conditions hereof, Landlord hereby demises and leases to Tenant, and Tenant hereby takes from Landlord, the Premises to have and to hold the Premises for the Term, all upon the terms and conditions set forth in this Lease.

ARTICLE III

Delivery of Premises

3.1 Tenant acknowledges that: (i) it has been advised by Landlord, Landlord's broker and Tenant's broker to satisfy itself with respect to the condition of the Premises (including, without limitation, the Building's systems located therein, and the security and environmental aspects thereof) and the present and future suitability of the Premises for Tenant's intended use; (ii) Tenant has not relied on any acts, including any written or oral statements by Landlord, Landlord's broker, or any person acting on behalf of Landlord, in entering into this Lease, but rather Tenant has made such inspection and investigation as it deems necessary with reference to such matters and assumes all responsibility therefor as the same relate to Tenant's occupancy of the Premises; and (iii) neither Landlord nor any of Landlord's agents has made any oral or written representations or warranties with respect to the condition, suitability or fitness of the Premises other than as may be specifically set forth in this Lease. To the best of Landlord's knowledge and except as otherwise set forth herein, the Building is in compliance with applicable Laws and structurally sound. The Building and the Premises have not been inspected by a Certified Access Specialist. The term "Certified Access Specialist" means any person who has been certified pursuant to Section 4459.5 of the Government Code of the State of California. By occupying the Premises except as otherwise expressly provided in this Lease to the contrary, Tenant shall be deemed to have accepted the Premises in its then "**AS IS**" "**WHERE IS**" "**WITH ALL FAULTS**" condition, subject to all applicable Laws (as defined in Section 7.1), and except as otherwise expressly provided in this Lease, Landlord shall have no obligation to perform any work therein and shall not be obligated to reimburse Tenant or provide an allowance for any costs except as set forth in Exhibit B

attached hereto. Further, Landlord shall not be liable to Tenant or any person for any latent or existing defect in the Premises or the Building or for injury or damages that may result to any person or property, including without limitation the person or property of Tenant, by or from any cause whatsoever arising out of the present actual or latent condition of the Premises or the Building, except as otherwise expressly provided in this Lease. Upon Landlord's tendering of the Premises to Tenant, Tenant agrees to accept possession thereof and to proceed with due diligence to perform the "Tenant's Work" as described in Exhibit B, all of such work to be performed in compliance with Exhibit B, and to install its fixtures, furniture and equipment. Any part of Tenant's Work which involves venting, opening, sealing, waterproofing or any altering of the roof shall be performed by Landlord's roofing contractor at Tenant's expense. Tenant shall provide Landlord with a certificate from Landlord's roofing contractor that all of Tenant's Work (if any) involving venting, opening, sealing, waterproofing or in any way altering the roof has been performed in compliance with Exhibit B. In the event of any dispute as to work performed or required to be performed by Landlord or Tenant, the certificate of Landlord's architect or engineer shall be conclusive. By initiating Tenant's Work in the Premises, Tenant shall be deemed to have accepted the same and to have acknowledged that the same fully comply with Landlord's covenants and obligations regarding delivery of the Premises hereunder. Tenant further agrees that prior to the Rent Commencement Date, Tenant will furnish Landlord with a written statement that Tenant has accepted the Premises and that Landlord has fully complied with Landlord's covenants and obligations regarding delivery of the Premises hereunder, in the form attached hereto as Exhibit C. Tenant's failure to execute such document within ten (10) days of receipt thereof from Landlord shall be deemed Tenant's agreement to the contents of such document. Tenant agrees to furnish to Landlord final "sign-off" on the building permit for Tenant's Work from applicable local authorities on or before the Rent Commencement Date. Tenant agrees to open the Premises no later than twelve (12) months following the date on which Landlord tenders delivery of the Premises to Tenant (the "Tender Date"). Occupancy of the Premises by Tenant prior to the Rent Commencement Date shall be subject to all of the terms and provisions of this Lease except for those related to the payment of Rent.

3.2 Tenant and its Agents may enter the Premises without restriction at any time following the Tender Date, and prior to the Tender Date with Landlord's consent. Such entry shall constitute the agreement of Tenant that (i) none of such parties nor their work, equipment, or materials shall unreasonably interfere with any work or construction by Landlord or any other tenant of the Building, (ii) that Tenant will indemnify, protect, defend, and hold harmless Landlord and Landlord's Agents of and from any and all claims, liabilities, damages, costs and expenses (including attorney's fees) for personal injury (including death) and/or property damage and/or other injuries, losses or damages attributable directly or indirectly to any act or omission of Tenant or Tenant's Agents; (iii) that Tenant will pay all utility charges with respect to the Premises that accrue on and after the Tender Date; and (iv) such entry shall be subject to all terms, conditions, and covenants of the Lease other than those relating to the payment of Rent. For the avoidance of doubt, Tenant shall not be responsible for any utility charges which were incurred prior to the Tender Date.

ARTICLE IV

Rent; Security Deposit

4.1 Base Rent and all other amounts due under this Lease (collectively, "**Rent**") shall accrue hereunder from the Rent Commencement Date, and shall be payable to Landlord at 644 Broadway, LLC 985 Moraga Rd. Suite 214, Lafayette, CA 94549 (or at such other place as Landlord may designate in writing from time to time), without demand and without set-off or deduction, for any reason whatsoever. Landlord has agreed to provide Tenant with reduced Base Rent at $20.00 per rentable square feet of Floor Area and a cap of Net Charges at $6.50 per rentable square of Floor Area for the first Lease Year. As consideration for this rent reduction, Tenant shall provide Landlord with an Equity Interest (the "Equity Interest") in a yet to be determined theater production entity which is an affiliate of Tenant. Landlord acknowledges that in no case will any distributions from such entity to Landlord take place until the return of the OPBC to the initial investors has been paid or fully accrued. The terms of such Equity Interest shall be subject to Landlord's reasonable approval and set forth in the Equity Interest grant documents.

The parties agree that if Tenant opens for business before the Rent Commencement Date, no Rent will be charged to Tenant until the Rent Commencement Date. However, if Tenant has not opened for business on the Rent Commencement Date, then Rent shall commence at fifty percent (50%) of actual Base Rent and one hundred percent (100%) of Net Charges for either: (i) the following two full calendar months from the Rent Commencement Date, or (ii) until the opening of business, whichever occurs first. Thereafter, Tenant shall pay one hundred percent (100%) of Base Rent and one hundred percent (100%) of Net Charges as set forth in the Lease. In accordance with Section 3.1, Tenant agrees to open the Premises for business no later than twelve (12) months following the delivery of Premises by Landlord.

4.2 The first Base Rent payment shall be due and payable on the Rent Commencement Date. Subsequent Base Rent payments shall be due and payable on or before the first day of each succeeding calendar month during the Term; provided that if the Rent Commencement Date is a date other than the first day of a calendar month, there shall be due and payable on or before such date as Base Rent for the balance of such calendar month a sum equal to that proportion of the Rent specified for the first full calendar month as herein provided, which the number of days from the Rent Commencement Date to the end of the calendar month during which the Rent Commencement Date shall fall bears to the total number of days in such month.

4.3 Commencing after the second anniversary of the Rent Commencement Date and on each anniversary of the Rent Commencement Date thereafter (each such anniversary is hereinafter referred to as an Adjustment Date), Base Rent will be adjusted to reflect the percentage increase of three percent (3%) of the Base Rent in effect immediately preceding such adjustment. All such adjustments will be compounded. The Base Rent as adjusted will be the Base Rent until the next Adjustment Date.

4.4 Additional Rent. All monetary obligations of Tenant under this Lease that are in addition to the Base Rent are deemed "Additional Rent." Base Rent and Additional Rent are sometimes collectively referred to as "Rent."

4.5 Percentage Rent:

During the Term and within thirty (30) days following the end of each Lease Year, Tenant will pay to Landlord the Percentage Rent owed for such Lease Year.

4.6 Tenant shall also pay as Additional Rent "Tenant's Share of Net Charges (as defined in Section 1.1(q). Tenant shall pay to Landlord Tenant's Share of Net Charges in estimated monthly installments, in advance, on the first day of each month together with Base Rent. Subject to the cap on Tenant's Share of Net Charges for the first Lease Years as set forth in Section 1.1(q) and the cap on Common Area Costs set forth in Section 6.5 below, Landlord may adjust these estimated installments from time to time based on actual or reasonably projected costs.

4.7 All past due payments (other than late charges) required of Tenant hereunder shall bear interest from the date due until paid at the lesser of ten percent (10%) per annum or the maximum lawful rate of interest (such lesser amount is referred to herein as the "**Default Rate**"). If Tenant should fail to pay to Landlord when due any installment of Rent, or other sum to be paid hereunder, Tenant will pay Landlord on demand a late charge equal to ten percent (10%) of the past due amount. Any such late charge and interest payment shall be payable as additional Rent under this Lease, shall not be considered a waiver by Landlord of any default by Tenant hereunder, and shall be payable immediately on demand. Provision for such late charge shall be in addition to all other rights and remedies available to Landlord hereunder or at law or in equity and shall not be construed as liquidated damages or a penalty, or limiting Landlord's remedies in any manner.

4.8 Upon receipt from Tenant of the security deposit stated in Section 1.1(r) above, such sum shall be held by Landlord without interest (unless required by law) as security for the performance by Tenant of Tenant's covenants and obligations under this Lease, it being expressly understood that such deposit is not an advance payment of Rent or a measure of Landlord's damages in case of default by Tenant. If at any time during the Term any of the Rent herein reserved shall be overdue and unpaid, or any other sum payable by Tenant to Landlord hereunder shall be overdue and unpaid, then Landlord may at its option apply any portion of the Security Deposit to the payment of any such overdue Rent or other sum. In the event of the failure of Tenant to keep and perform any of the other terms, covenants and conditions of this Lease to be kept and performed by Tenant, then Landlord at its option may apply the Security Deposit, or so much thereof as may be necessary, to compensate Landlord for loss, cost or damage sustained, incurred or suffered by Landlord due to such breach on the part of Tenant. Should the Security Deposit, or any portion thereof be applied by Landlord as herein provided, Tenant shall, upon written demand of Landlord, remit to Landlord a sufficient amount in cash to restore the Security Deposit to the original sum deposited. Any remaining balance of the Security Deposit shall be returned by Landlord to Tenant at such time after termination of this Lease that all

of Tenant's monetary obligations under this Lease have been fulfilled or as otherwise may be required by applicable Law. Tenant hereby waives the protections of Section 1950.7(c) of the California Civil Code, as it may hereafter be amended, or similar laws of like import.

ARTICLE V

Sales Reports and Records

5.1 At the time of a sale or other transaction, Tenant must record the sale or other transaction in a cash register with sealed continuous tape, or on a computer, or by using any other method of recording purchases and keeping a cumulative total.

5.2 Tenant will furnish or cause to be furnished to Landlord a statement of the monthly Gross Sales of Tenant from the Premises within twenty-one (21) day after the close of each calendar year quarter. Such statements will be certified as an accurate accounting of Tenant's Gross Sales by an authorized representative of Tenant. "Gross Sales," as used in this Lease, means the gross selling price of all merchandise or services sold or rented in or from the Premises, by Tenant, its subtenants, licensees, and concessionaires, whether for cash or on credit, whether made by store personnel or by machines, or whether made by catalogue or Internet sale, excluding therefrom the following: (i) sales taxes, excise taxes, or gross receipts taxes imposed by governmental entities on the sale of merchandise or services, but only if paid directly to the respective governmental entities; (ii) proceeds from the sale of fixtures, equipment, or property that are not stock in trade, (iii) tips collected from customer and paid to employees, and (iv) non-realizable sales such as training, discounts, ticket service fees paid to non-affiliated entities, and promotions where no monies or like equivalent can be construed as income for Tenant. Tenant will use its reasonable good faith efforts to maximize Gross Sales.

5.3 For a period of three (3) years following the submittal of its certified monthly statements, Tenant must keep and maintain full and accurate accounting books and records relative to transactions from the Premises in accordance with generally accepted accounting principles consistently applied. The accounting books and records kept and maintained by Tenant for audit purposes must include all reports, receipts, journals, ledgers, and documents reasonably necessary to enable the Landlord or its auditors to perform a complete and accurate audit of Gross Sales and Exclusions from Gross Sales in accordance with generally accepted accounting principles.

5.4 Landlord, at any time within three (3) years after receipt of any certified monthly statements, and on not less than ten (10) days' prior written notice to Tenant, may, during normal business hours and in no case during performances or events at the Premises, cause an audit to be made of Gross Sales and Exclusions from Gross Sales and all of Tenant's records and accounting books necessary (in Landlord's judgment) to audit such items. Tenant will make all such books and records available for the audit at the Premises or at Tenant's offices in the state in which the Premises is situated. If the audit discloses an underpayment of Percentage Rent, Tenant will immediately pay to Landlord the amount of the underpayment with "Interest" (as hereinafter defined), which will accrue

form the date the payment should have been made through and including the date of payment. If the audit discloses an underreporting of Net Sales in excess of five percent (5%) of the reported Gross Sales, whether or not additional Percentage Rent is due, then Tenant will also immediately pay to Landlord all reasonable costs and expenses incurred in the audit and in collecting the underpayment, including auditing costs and attorney fees. If the audit discloses an overpayment of Percentage Rent, Tenant will be entitled to a credit in the amount of the overpayment against the next payment(s) of Percentage Rent due, unless the audit was for the last year of the Term, in which event Landlord will refund to Tenant the overpayment within thirty (30) days following the date of the finalization of the audit.

ARTICLE VI

Common Area

6.1 The "**Common Area**" means all areas and facilities within the Building exclusive of the Premises and other portions of the Building leased (or to be leased) exclusively to other tenants. The Common Area includes, but is not limited to, the structural walls and the roof of the Building.

Landlord reserves the right to change from time to time the dimensions and location of the Common Area as shown on Exhibit A. Tenant and its employees, customers, subtenants, licensees and concessionaires shall have the non-exclusive right and license to use the Common Area as constituted from time to time, such use to be in common with Landlord, and other tenants of the Building to use the same, and subject to any recorded restrictive covenants (the "**CC&R's**") as of the date of the Lease and such reasonable rules and regulations governing use as Landlord may from time to time prescribe (the "**Rules and Regulations**"). Provided that such changes do not unreasonably interfere with Tenant's conduct of its business operations, Landlord shall at all times have the right to change such Rules and Regulations or to promulgate other Rules and Regulations in such manner as may be deemed advisable for safety, care or cleanliness of the Building and for preservation of good order therein, all of which Rules and Regulations, changes and amendments will be forwarded to Tenant in writing and shall be carried out and observed by Tenant. The initial Rules and Regulations are attached hereto as Exhibit D. Tenant shall further be responsible for the compliance with any CC&R's as of the date of the Lease and such Rules and Regulations by the employees, agents, visitors and invitees of Tenant. Landlord may temporarily close any part of the Common Area for such periods of time as may be necessary to prevent the public from obtaining prescriptive rights or to make repairs or alterations. Provided that no such use unreasonably interferes with Tenant's conduct of its business operations, Landlord shall have the right to utilize the Common Area for promotions, exhibits, displays, landscaping, and other uses, which in Landlord's sole judgment tends to attract customers or benefit tenants.

Landlord acknowledges that that are certain elements of Tenant's theatrical performances that may require use of the Common Area in ways that are not otherwise permitted under the general Rules and Regulations contained in Exhibit D and in the Lease. Therefore, Landlord hereby expressly grants Tenant the right to use the Common Area and Common

Area entrances for such theatrical purposes, including the right to have dogs on the Premises in connection with theatrical performances provided that Tenant's rights under this Section 6.1 complies with all building life safety systems and Laws and Tenant obtains Landlord's consent, which consent shall not be unreasonably withheld, to such use of the Common Areas. Tenant agrees to not block Common Area entrances in connection with any of its theatrical performances or unreasonably interfere with the business of other tenants in the Building. Tenant shall ensure that the path-of-travel in the Common Area is in compliance with all applicable Laws. Furthermore, Tenant shall be fully responsible for all damages and liability caused by Tenant's dog(s) on the Premises and Tenant's use of the Common Areas.

6.2 "Common Area Costs," as used in this Lease, means all costs and expenses incurred by Landlord in (a) operating, managing, policing, insuring, repairing, and maintaining the Common Area; (b) maintaining, repairing, and replacing the exterior surface of exterior walls (and storefronts and storefront awnings if Landlord has elected to include the cleaning of same as part of Common Area Maintenance) and maintaining, repairing, and replacing the roof of the building from time to time; and (c) operating, insuring, repairing, replacing, and maintaining all utility facilities and systems including sanitary sewer lines and systems, fire protection lines and systems, security lines and systems, and storm drainage lines and systems not exclusively serving the premises of any tenant or store (Common Utility Facilities), and Common Area lighting fixtures. Common Area Costs will include the following: expenses for maintenance, landscaping, repaving, resurfacing, repairs, replacements, painting, lighting, cleaning, trash removal, security and management offices; charges, surcharges and other levies related to the requirements of any federal, state, or local governmental agency; expenses related to the Common Utility Facilities; rental loss insurance; comprehensive or commercial general liability insurance on the Common Area; standard "all risks" fire and extended coverage insurance with, at Landlord's option, an earthquake damage endorsement covering the Common Areas; costs of management of the Building (whether such management services are provided by Landlord or a third party contractor) (Property Management Fee) for personnel at or below the level of general manager not to exceed five percent (5%) of annual gross rent for the Building; and a sum (Supervision Fee) payable to Landlord for administration and overhead of the Net Charges not to exceed three percent (3%) of the total Common Area Costs. Common Area Costs specifically include capital expenditures for the replacement of Common Areas; provided that Tenant is only obligated to pay for the cost of capital expenditures for replacing Common Areas based on the cost of such replacement amortized over the useful life of the Common Area item being replaced (with an interest factor reasonably determined by Landlord, if any, but in no event in excess of the "Interest Rate" (as hereinafter defined), which useful life will be reasonably determined by Landlord. Common Area Costs specifically exclude: the cost of capital improvements (except as set forth above); depreciation; interest (except as provided above for the amortization of capital improvements); amortization (except as set forth above); principal payments of mortgage and other non-operating debts of Landlord; the cost of repairs or other work to the extent Landlord is reimbursed by insurance (or would have been reimbursed by insurance had Landlord carried the insurance required to be carried by Landlord under this Lease) or condemnation proceeds; costs in connection with leasing space in the Building, including brokerage commissions, brochures and marketing

supplies, legal fees in negotiating and preparing lease documents, and construction, improvement and decorating costs in preparing space for initial occupancy by a specific tenant; lease concessions, including rental abatements and construction allowances, granted to specific tenants; costs incurred in connection with the sale, financing or refinancing of the Building, including brokerage commissions, attorneys' and accountants' fees, closing costs, title insurance premiums, transfer taxes and interest charges; fines, or Common Area Costs or any other sums required to be paid by Landlord; organizational expenses associated with the creation and operation of the entity which constitutes Landlord; or any penalties or damages that Landlord pays to Tenant under this Lease or to other tenants in the Building under their respective leases; any fines, penalties or interest resulting from the negligence or willful misconduct of the Landlord or its agents, contractors, or employees; advertising and promotional expenditures; Landlord's charitable and political contributions; attorney's fees and other expenses incurred in connection with negotiations or disputes with prospective tenants or tenants or other occupants of the Building; the cost or expense of any services or benefits provided generally to other tenants in the Building and not provided or available to Tenant; any expenses for which Landlord has received actual reimbursement (other than through Common Area Costs); costs incurred by Landlord in connection with the correction of defects in design and original construction of the Building; expenses for the replacement of any item covered under warranty, unless Landlord has not received payment under such warranty and it would not be fiscally prudent to pursue legal action to collect on such warranty; fines or penalties incurred as a result of violation by Landlord of any applicable Laws.

6.3 Common Area Costs will be prorated in the following manner:

(a) From and after the Rent Commencement Date, Tenant will pay to Landlord, on the first (1st) day of each calendar month, an amount estimated by Landlord to be the monthly amount of Tenant's share of the Common Area Costs. The estimated monthly charge may be adjusted periodically by Landlord on the basis of Landlord's reasonably anticipated costs. Unless as otherwise provided in this Lease, Tenant's share shall be a fraction, the numerator of which is the number of square feet of Floor Area of the Premises and the denominator of which is the number of square feet of Floor Area in the Building. If the Building is less than ninety-five (95%) occupied throughout any calendar year of the Term, then those Common Area Costs for the calendar year in question which vary with occupancy levels in the Building shall be increased by Landlord, for the purpose of determining Tenant's Share of Common Area Costs, to be the amount of Common Areas Costs which Landlord reasonably determines would have been incurred during that calendar year if the Building had been at least ninety-five percent (95%) occupied throughout such calendar year,

(b) Following the end of each calendar year or, at Landlord's option, its fiscal year, Landlord will furnish to Tenant a statement ("Landlord's Statement") covering the calendar or fiscal year (as the case may be) just expired, showing by cost category the actual Common Area Costs for that year, the total Floor Area of the Building, the Floor Area of the Premises, the amount of Tenant's share of the Common Area Costs for that year, and the monthly payments made by Tenant during that year for the Common Area Costs. If Tenant's share of the Common Area costs exceeds Tenant's prior payments, Tenant must pay to Landlord the deficiency within

thirty (30) days, if such amount is less than $5,000, or sixty (60) days, if such amount is $5,000 or more, after receipt of such annual statement. If Tenant's payments for the calendar year exceed Tenant's actual share of the Common Area Costs, Tenant may offset the excess against payments of Common Area Costs next due Landlord. An appropriate proration of Tenant's share of the Common Area Costs as of the Rent Commencement Date and the expiration date of the Term will be made.

(c) If, within twelve (12) months of Tenant's receipt of Landlord's Statement, Tenant notifies Landlord that Tenant desires to audit or review Landlord's Statement, Landlord shall cooperate with Tenant to permit such audit or review during normal business hours. Landlord shall make available, at Landlord's property manager's place of business, such books and records as are reasonably necessary for Tenant to conduct and complete such audit. Tenant shall have the right to make copies of such books and records at Tenant's sole cost and expense. Tenant shall bear all other costs and expenses associated with Tenant's audit (including fees of Tenant's auditor); provided, however, that if settlement of a dispute of Common Area Costs results in an overpayment by Tenant of five percent (5%) or more of such Common Area Costs, then Landlord shall pay the reasonable costs of such audit within fifteen (15) business days of completion of the audit, if Tenant desires to challenge Landlord's statement, then Tenant shall provide Landlord with a copy of Tenant's auditor's report. Within thirty (30) days of Landlord's receipt of Tenant's auditor's report, Landlord shall notify Tenant as to whether Landlord agrees or disagrees with the conclusions reached in Tenant's auditor's report. Landlord's failure to respond shall be deemed to constitute a disagreement with the Tenant's auditor's report. After Landlord's notice, Landlord and Tenant shall endeavor to resolve any disagreements regarding Tenant's auditor's report. In the event such audit reveals a discrepancy in Tenant's favor, then Landlord shall credit the amount of such discrepancy to the next payment(s) of Base Rent falling due under this Lease. In the event such audit reveals a discrepancy in Landlord's favor, Tenant shall pay the amount of the discrepancy to Landlord within thirty 30) business days of completion of the audit. Any such audit may only be conducted by an independent nationally or regionally recognized accounting firm or a nationally or regionally recognized real estate management or consulting firm. The respective obligations of Landlord and Tenant under this Section 6.3(c) shall survive the expiration or earlier termination of this Lease.

6.4 Landlord has the right to cause Tenant to directly pay for any extraordinary expenses resulting from Tenant's operations from the Premises.

ARTICLE VII

Use and Care of Premises

7.1 The Premises may be used only for the purpose or purposes specified in Section 1.1(k) above, and for no other purpose or purposes without the prior written consent of Landlord, which consent may be withheld in Landlord's reasonable discretion. Tenant shall use in the transaction of business in the Premises any of the trade names

specified in Section 1.1(e) above and no other trade name without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed. Tenant shall in good faith continuously throughout the Term conduct and carry on in the entire Premises the type of business for which the Premises are leased, in compliance with all applicable Laws (defined below). Tenant must give Landlord immediate written notice on Tenant's becoming aware that the use or condition of the Premises is in violation of any applicable local, state, and federal statutes, regulations, rules, codes (including building codes), ordinances and other requirements of governmental authorities now or hereafter in effect (individually a "**Law**", or collectively, "**Laws**").

Notwithstanding anything to the contrary contained in the Lease, Tenant shall not use or permit the use of space in the Premises for any of the following: (a) adult bookstore; (b) adult movie theater or entertainment facility; (c) billiard or pool hall; (d) game parlor (except in connection with Tenant's Permitted Use); (e) massage parlor; (f) any industrial purpose; or (g) medical offices. Tenant acknowledges that Landlord may hereafter grant exclusive uses to other tenants or occupants of the Building or other prohibited uses for the benefit of such other tenant or occupant, and Tenant agrees that neither it nor any successor, concessionaire, subtenant or assignee shall use the Premises, or any part thereof, in any way that would violate any such exclusive or prohibited use hereafter granted of which Tenant has received written notice, so long as such exclusive or prohibited use does not prohibit the primary use of the Premises for the Permitted Use. Tenant covenants and agrees that it will not withhold or delay its written acknowledgment of the addition of any such exclusive or prohibited use if such acknowledgment is requested in writing by Landlord, and in the event Tenant fails to furnish such written acknowledgment of such addition within fifteen (15) days after Tenant's receipt of Landlord's written request therefor, Tenant shall be deemed to have given such written acknowledgment as of the expiration of such fifteen (15)-day period.

7.2 In addition, Tenant shall not knowingly conduct or permit to be conducted in the Premises any activity, or place any equipment in or about the Premises or the Building, which will invalidate the insurance coverage in effect or increase the rate of fire insurance or other insurance on the Premises or the Building. If any invalidation of coverage or increase in the rate of fire insurance or other insurance occurs or is threatened by any insurance company due to activity conducted from the Premises, or any act or omission by Tenant, or its agents, employees, representatives, or contractors, such statement or threat shall be evidence that the increase in such rate is due to such act of Tenant or the contents or equipment in or about the Premises, and, as a result thereof, Tenant shall be liable for such increase and shall be considered additional Rent payable with the next monthly installment of Base Rent due under this Lease. In no event shall Tenant introduce or permit to be kept on the Premises or brought into the Building any dangerous, noxious, radioactive or explosive substance (except for licensed theatrical pyrotechnic effects). All property kept, stored or maintained within the Premises by Tenant shall be at Tenant's sole risk.

7.3 . Tenant shall not permit any objectionable or unpleasant odors to emanate from the Premises, nor place or permit any radio, television, loudspeaker or amplifier on

the roof or outside the Premises (except for theatrical use of Common Area entrances which shall be subject to the terms of Section 6.1 of the Lease) or where the same can be seen or heard from outside the Building containing the Premises or in the Common Area, nor place an antenna, awning or other projection on the exterior of the Premises; nor solicit business or distribute leaflets or other advertising material in the Common Area; nor take any other action which in the exclusive judgment of Landlord would constitute a public or private nuisance or would disturb or endanger other tenants of the Building or unreasonably interfere with their use of their respective premises, nor do anything which would tend to injure the reputation of the Building. The aforementioned limitations shall not apply to theatrical use of the entrance areas of the Premises, including without limitation display windows and other areas visible from outside the Building; provided Landlord has approved such theatrical use.

7.4 Tenant shall take good care of the Premises and keep the same free from waste at all times. Tenant shall keep the Premises and sidewalks, service-ways and loading areas adjacent to the Premises neat, clean and free from dirt, rubbish, insects and pests at all times. Tenant shall store all trash and garbage within the Premises and/or in the portion of the Common Area designated by Landlord, arranging for the regular pickup of such trash and garbage at Tenant's expense. Tenant will store all such trash and garbage only in receptacles of the size, design and color from time to time prescribed by Landlord. Tenant shall not place in any trash box or receptacle any material which cannot be disposed of in the ordinary and customary manner of trash and garbage disposal. Receiving and delivery of goods and merchandise and removal of garbage and trash shall be made only in the manner and areas from time to time prescribed by Landlord. Landlord may, at its sole option, arrange for collection of all trash and garbage and, should Landlord exercise such election, Tenant shall pay its share of the cost thereof as part of the Common Area Costs. Tenant shall not operate an incinerator or burn trash or garbage within the Building.

7.5 Tenant shall procure, at its sole expense, any permits and licenses required for the transaction of business in the Premises and otherwise comply with all applicable Laws.

7.6 Tenant acknowledges that the nature of the business to be conducted in the Premises could, in the absence of adequate preventive measures, create objectionable fumes, vapors or odors, vermin, damage and injury, unreasonable noise and other conditions which would cause annoyance and interference to the other tenants of the Building. As an express. inducement to Landlord to enter into this Lease, Tenant agrees that it shall conduct all theatrical performances on the Premises so as to minimize such annoyance or interference. Tenant further agrees that in furtherance of this covenant it shall: (i) the use of any licensed theatrical pyrotechnic effects shall comply with all applicable Laws and shall not unreasonably interfere with the ventilating system of the Building or the life safety systems of the Building; (ii) keep the Premises free of any noxious chemicals or inflammable materials other than the licensed theatrical pyrotechnic substances; (iii) provide such other exhaust, cleaning or similar systems which shall be necessary to prevent any smoke, fumes, vapors, odors, or other offensive substances from emanating from the Premises to the annoyance of other tenants; (iv) fireproof all window treatments in the Premises, including without limitation, draperies and curtains; and (v)

operate Tenant's business from the Premises in a clean and sanitary manner so as to prevent infestation by vermin, roaches or rodents.

7.7 Tenant recognizes that the use and care provisions contained in this Article VII are reasonable and necessary for the protection of the Building's operations and Landlord's legitimate business interests, goodwill with the public and relations with tenants. Tenant acknowledges that any breach or violation of the use and care provisions contained in this Article VII will cause substantial damages and irreparable harm to the Building and Landlord for which there may be no adequate remedy at law. Thus, in addition to any other remedies, Landlord will be entitled to temporary and/or permanent injunctive relief to enforce the provisions of this Lease without the necessity of proving actual damages or posting bond or other security. On Tenant's receipt of notice of any complaint of odor or noise that may be resulting from, directly or indirectly, the operation of Tenant's business, Tenant, at Tenant's sole expense, will take such steps as may be necessary to immediately remedy such odor or noise.

7.8 Tenant acknowledges that Landlord may subdivide the Building and the land on which it is located into two or more separate legal parcels and in connection with such subdivision adopt certain covenants, conditions, and restrictions ("CC&R's) and/or a reciprocal easement agreement ("REA"), which CC&R's and/or REA shall not materially increase Tenant's obligations nor decrease Tenant's rights under this Lease. In such event, Tenant shall comply with the terms of such CC&R's and REA.

ARTICLE VIII

Maintenance and Repair of Premises

8.1 Landlord shall keep the structural elements of the Building, including without limitation the exterior walls and foundation of the Building, the Common Areas, the mechanical, electrical, plumbing and HVAC systems which serve the Building, the elevator system and the roof of the Premises in good repair. Any repairs required to be made by Landlord hereunder which are occasioned by the negligence or willful misconduct of Tenant, its agents, employees, subtenants, licensees and concessionaires, shall be paid for by Tenant upon demand to the extent not covered by net insurance proceeds paid to Landlord therefor. In the event that the Premises should become in need of repairs required to be made by Landlord hereunder, Tenant shall give immediate written notice thereof to Landlord and Landlord shall not be responsible in any way for failure to make any such repairs until a reasonable time shall have elapsed after delivery of such written notice. Landlord's obligation hereunder is limited to repairs specified in this Section 8.1 only. To the extent allowed by law, Tenant waives the right to make repairs at Landlord's expense under Sections 1941 and 1942 of the California Civil Code, and the right to terminate the Lease under Section 1932(1) of the California Civil Code, and any other laws, statutes or ordinances now or hereafter in effect of like import.

8.2 Tenant shall keep the Premises in good, clean condition and shall, at its sole cost and expense, make all needed repairs and replacements (including without limitation replacement of cracked or broken glass), except for repairs and replacements expressly required to be made by Landlord under the provisions of Section 8.1, Article XIV and Article XV and shall keep all plumbing units, pipes and connections free from obstruction If any repairs, replacements or maintenance required on the part of Tenant hereunder are not commenced and pursued with reasonable diligence within thirty (30) days after written notice to Tenant from Landlord, Landlord may, at its option, perform such repairs, replacements or maintenance without liability to Tenant for any loss or damage which may result to its stock or business by reason thereof, and Tenant shall pay to Landlord immediately upon demand as additional Rent hereunder the cost of such repairs, replacements or maintenance plus five percent (5%) of such cost for Landlord's overhead and administrative costs. At the expiration of this Lease, Tenant shall surrender the Premises in good condition, reasonable wear and tear and loss by fire or other casualty excepted and shall surrender all keys for the Premises to Landlord and shall inform Landlord of all combinations on locks, safes and vaults, if any, in the Premises. Upon move out by Tenant, should the Premises require any repairs which are the responsibility of Tenant hereunder, Landlord shall have the right to make such repairs at Tenant's sole cost.

8.3 Prior to the Tender Date, Landlord shall cause new heating and air conditioning equipment to be stubbed to the Premises, the cost of which shall not be passed through to Tenant as Additional Rent. However, repairs and replacement of the air conditioning and heating equipment located within the Premises or exclusively serving the Premises shall be solely the responsibility of Tenant throughout the entire Term. Tenant shall, at its own cost and expense, enter into a regularly scheduled preventive maintenance/service contract with a maintenance contractor for servicing all hot water, heating and air conditioning systems and equipment within the Premises or exclusively serving the premises. The maintenance contractor and the contract must be approved by Landlord. The service contract must include all services suggested by the equipment manufacturer within the operation/maintenance manual and must become effective (and a copy thereof delivered to Landlord) within thirty (30) days of the date Tenant takes possession of the Premises. Tenant shall provide Landlord a copy of such contract and from time to time upon request furnish proof reasonably satisfactory to Landlord that all such systems and equipment are being serviced in accordance with the maintenance/service contract. Within the thirty (30)-day period preceding move-out by Tenant, Tenant shall have the systems and equipment checked and serviced to insure proper functioning and shall furnish Landlord satisfactory proof thereof upon request. At Landlord's option, to protect heating and air conditioning ("**HVAC**") equipment, Landlord may enter into a service contract covering Tenant's HVAC equipment, along with equipment of other tenants in the Building, and periodic replacement of filters or other replaceable parts. If Landlord enters such a service contract, the cost of such service will be included in the Common Area Cost and will be payable by the tenants in the Building in accordance with their respective percentage shares.

8.4 It is generally understood that mold spores are present essentially everywhere and that mold can grow in most any moist location. Emphasis is properly placed on

prevention of moisture and on good housekeeping and ventilation practices. Tenant acknowledges the necessity of housekeeping, ventilation, and moisture control (especially in kitchens, janitor's closets, bathrooms, break rooms and around outside walls) for mold prevention. Tenant agrees to immediately notify Landlord if it observes mold/mildew and/or moisture conditions (from any source, including leaks), and allow Landlord to evaluate and make recommendations and/or take appropriate corrective action. Tenant relieves Landlord from any liability for any bodily injury or damages to property caused by or associated with moisture or the growth of or occurrence of mold or mildew on the Premises. In addition, execution of this Lease constitutes acknowledgement by Tenant that control of moisture and mold prevention are integral to its Lease obligations.

ARTICLE IX

Alterations

9.1 Tenant shall not make any alterations, additions or improvements to the Premises ("**Alterations**") without the prior written consent of Landlord, which: (i) will affect the structure of the Building or the HVAC or other systems serving the Premises or the Building; or (ii) will require the filing of plans and specifications with any governmental or quasi-governmental agency or authority; or (iii) will cost in excess of Twenty Thousand Dollars ($20,000.00). Tenant shall furnish complete plans and specifications to Landlord for its approval at the time it requests Landlord's consent to any Alterations if the desired Alterations require Landlord's consent hereunder. Subsequent to obtaining Landlord's consent and prior to commencement of the Alterations, Tenant shall deliver to Landlord any building permit required by applicable Law and a copy of the executed construction contract(s). Tenant shall reimburse Landlord within ten (10) days after the rendition of a bill for all of Landlord's actual out-of-pocket costs incurred in connection with any Alterations, including all reasonable management, engineering, outside consulting, and construction fees actually incurred by or on behalf of Landlord for the review and approval of Tenant's plans and specifications and for the monitoring of construction of the Alterations. Except as otherwise agreed by Landlord and Tenant, all Alterations and fixtures (other than movable trade fixtures) which may be made or installed by either party upon the Premises shall remain upon and be surrendered with the Premises and become the property of Landlord at the termination of this Lease, unless Landlord requests their removal at the time that Landlord provides consent thereto, in which event Tenant shall remove the same and restore the affected area of the Premises to their original condition at Tenant's expense. Any linoleum, carpeting or other floor covering which may be cemented or otherwise affixed to the floor of the Premises is a permanent fixture and shall become the property of Landlord without credit or compensation to Tenant. Notwithstanding anything to the contrary in this Section 9.1, Landlord and Tenant hereby agree that the following fixtures shall be removed by Tenant at the expiration or earlier termination of the Lease and shall not become the property of Landlord: public restroom toilets, sinks, mirrors, and other fixtures; architectural "character" lighting instruments; bar structures and back-bar shelving; lighted exit signage; and interior doors except for those installed by Landlord as part of Landlord's "core and shell work" as specified in Exhibit B hereunder. Tenant shall repair any damage caused by the removal of such fixtures.

9.2 All construction work done by Tenant within the Premises, including without limitation Tenant's Work referred to in Exhibit B, shall be performed in a good and workmanlike manner, in compliance with all Laws, and the requirements of any contract or deed of trust to which Landlord may be a party and in such manner as to cause a minimum of interference with other construction in progress and with the transaction of business in the Building. Tenant agrees to indemnify, defend and hold Landlord, its affiliates, parent, advisors, mortgagees, property manager, and their respective members, principals, beneficiaries, partners, officers, directors, shareholders, employees, and agents (collectively, "**Landlord's Indemnitees**") harmless from and against any loss, liability or damage incurred by Landlord's Indemnitees which directly results from such work, and prior to commencement of any such work Tenant shall, if requested by Landlord, furnish bond or other security satisfactory to Landlord against any such loss, liability or damage. The foregoing indemnity shall survive the expiration or earlier termination of the Lease. Landlord's consent to or approval of any Alterations (or the plans therefor) shall not constitute a representation or warranty by Landlord, nor Landlord's acceptance, that the same comply with sound architectural and/or engineering practices or with all applicable Laws, and Tenant shall be solely responsible for ensuring all such compliance. If the Alterations which Tenant causes to be constructed result in Landlord being required to make any alterations and/or improvements to other portions of the Building in order to comply with any applicable Laws, then Tenant shall reimburse Landlord upon demand for all costs and expenses incurred by Landlord in making such alterations and/or improvements.

9.3 Tenant agrees that all venting, opening, sealing, waterproofing or any altering of the roof by Tenant in connection with Tenant's Work or any Alterations performed by Tenant shall be performed by Landlord's roofing contractor at Tenant's expense and that when completed Tenant shall furnish to Landlord a certificate from Landlord's roofing contractor that all such alterations approved by Landlord have been completed in accordance with the plans and specifications therefor approved by Landlord. Tenant agrees that all Alterations, repairs or other work performed upon the Premises under any provision of this Lease shall be performed under the direction of a general contractor selected from an Approved Contractor List to be furnished by Landlord. Tenant further agrees that plans and drawings for installation or revision of mechanical, electrical or plumbing systems shall be designed by an engineer selected from an Approved Engineers List to be furnished by Landlord, such design work to be done at Tenant's expense.

9.4 Tenant acknowledges that it will be wholly responsible for any accommodations or alterations which need to be made to the Premises to accommodate disabled employees and customers of Tenant, including without limitation, the requirements under the Americans with Disabilities Act (the "ADA"). Any Alterations made to the Premises in order to comply with any such Law must be made solely at Tenant's expense and in compliance with all terms and requirements of the Lease. Landlord shall ensure that the Common Area and the path-of-travel to the Premises is in compliance with the applicable disability access laws as of the date hereof. If a complaint is received by Landlord from either a private or government complainant regarding disability access to the Common Area of the Building, Landlord reserves the right to mediate, contest, comply with or otherwise respond to such complaint as Landlord deems

to be reasonably prudent under the circumstances. If Landlord must make alterations to the Common Area of the Building in response to legal requirements which are applicable to the Common Area of the Building, the cost of such alterations shall be included in the Common Area Cost under the Lease. Tenant agrees to provide Landlord with written notice should Tenant become aware of a violation of such Laws with respect to the Common Area. In the event Landlord is required to take action to effectuate compliance with such Laws, subject to Section 10.1 below, Landlord shall have a reasonable period of time to make the improvements and alterations necessary to effectuate such compliance, which period of time shall be extended by any time necessary to cause any necessary improvements and alterations to be made.

9.5 Tenant shall have no authority, express or implied, to create or place any lien or encumbrance of any kind or nature whatsoever upon, or in any manner to bind, the interest of Landlord or Tenant in the Premises or to charge the rentals payable hereunder for any claim in favor of any person dealing with Tenant, including those who may furnish materials or perform labor for any construction or repairs. Tenant covenants and agrees that it will pay or cause to be paid all sums legally due and payable by it on account of any labor performed or materials furnished in connection with any work performed on the Premises on which any lien is or can be validly and legally asserted against its leasehold interest in the Premises or the improvements thereon and that it will indemnify, defend and hold Landlord and Landlord's Indemnitees harmless from and against any and all loss, cost or expense based on or arising out of asserted claims or liens against the leasehold estate or against the right, title and interest of Landlord in the Premises or under the terms of this Lease, and shall discharge any such lien within ten (10) days after same is filed, failing which Landlord shall have the right, but no obligation, in addition to all other remedies, to discharge such lien at Tenant's expense, and Landlord's cost thereof plus interest thereon at the Default Rate shall be reimbursed by Tenant upon demand as additional Rent hereunder. Landlord and Tenant acknowledge and agree that their relationship is and shall be solely that of "landlord-tenant" (thereby excluding a relationship of "owner-contractor", "owner-agent" or other similar relationships).

9.6 Landlord reserves the right to further develop or alter the Building; provided, however, that Landlord agrees that no such development or alteration of the Building shall unreasonably or materially decrease Tenant's rights or privileges contained in this Lease. Subject to Section 10.1 below, Landlord will endeavor to minimize disruptions to Tenant and Tenant's business in the Premises in construction with such development or alteration.

ARTICLE X

Landlord's Right of Access

10.1 Landlord shall have the right, but not the duty, to enter upon the Premises at any reasonable time upon reasonable advance notice to Tenant for the purpose of accessing the utility installations located on the basement level of the Building and inspecting the same, or of making repairs to the Premises, or of making repairs, alterations or additions to adjacent premises, or of showing the Premises to prospective purchasers,

lessees or lenders, without abatement of rent, and may for that purpose erect, use and maintain scaffolding, pipes, conduits and other necessary structures and open any wall, ceiling or floor in and through the Building and the Premises where reasonably required by the character of the work to be performed, provided access to the Premises shall not be materially impaired and further provided that the business of Tenant shall not be disturbed or interfered with unreasonably. Tenant hereby waives any claim for damages for any injury or inconvenience to or interference with Tenant's business, any loss of occupancy or quiet enjoyment of the Premises, and any other loss occasioned by any action of Landlord authorized by this Article X. Landlord agrees that, except in case of emergency, Landlord will not exercise such right of access during live performances or events in the Premises.

10.2 Landlord shall retain a key for all of the doors for the Premises for access in the event of an emergency, excluding Tenant's vaults, safes, and files. Landlord shall have the right to use any and all means to open the doors to the Premises in an emergency in order to obtain entry thereto without liability to Tenant therefor. Any entry to the Premises by Landlord by any of the foregoing means, or otherwise, shall not be construed or deemed to be a forcible or unlawful entry into or a detainer of the Premises, or an eviction, partial eviction or constructive eviction of Tenant from the Premises or any portion thereof, and shall not relieve Tenant of its obligations hereunder.

ARTICLE XI

Signs; Store Fronts

11.1 Tenant shall not, without Landlord's prior written consent: (a) make any changes to or paint the store front; or (b) install any exterior lighting, decorations or paintings; (c) erect or install any signs, banners, window or door lettering, placards, decorations or advertising media of any type which can be viewed from the exterior of the Premises, or (d) place a sign in or about the Premises which states any financial difficulty, such as liquidation, need for cash, or going out of business. All signs, decorations and advertising media shall be subject to Landlord's approval which shall not be unreasonably withheld and which shall conform in all respects to applicable Laws. All signs shall be kept in good condition and in proper operating order at all times. Landlord is exploring the possibility of placing two blade signs on the front of the Building. If two such signs are displayed, Tenant shall be provided with the right, but not the obligation, to erect a blade sign at a location on the Building above the theater, at Tenant's sole cost and expense.

11.2 Tenant agrees to have erected and/or installed and fully operative on or before the Rent Commencement Date of this Lease all signs in accordance with Landlord's sign criteria. Tenant, upon vacation of the Premises, or the removal or alteration of its sign for any reason, shall be responsible for the repair, painting, and/or replacement of the building fascia surface where signs are attached. Should Tenant fail to do so, Landlord may have the sign removed and the cost of the removal shall be deducted

from the Security Deposit, or if the Security Deposit is insufficient, Tenant shall reimburse Landlord within thirty (30) days of receipt of invoice for any shortfall.

11.3 During the period that is six (6) months prior to the end of the Term and at any time Tenant is in default hereunder and such default has remained uncured for at least thirty (30) days, Landlord shall have the right to erect on the Premises signs indicating that the Premises are available for lease.

ARTICLE XII

Utilities

12.1 Landlord agrees to cause to be provided and maintained the necessary mains, conduits and other facilities necessary to supply water, electricity, gas (if applicable), telephone service and sewerage service to the Building, subject to any special provisions contained in Exhibit B. Landlord shall not be responsible for providing any meters or other devices for the measurement of utilities supplied to the Premises. To the extent not present at the Building, Tenant shall at Tenant's sole cost and expense make application and arrange for the installation of all such meters or other devices.

12.2 Tenant shall promptly pay all charges for electricity, water, gas, telephone service, sewerage service and other utilities furnished to the Premises and shall promptly pay any maintenance charges therefor. Landlord may, if it so elects, furnish one or more utility services to Tenant, and in such event Tenant shall purchase such services as are tendered by Landlord, and shall pay on demand as additional Rent the rates established therefor by Landlord which shall not exceed the rates which would be charged for the same services if furnished directly by the local public utility companies. Landlord may at any time discontinue furnishing any such service without obligation to Tenant other than to connect the Premises to the public utility, if any, furnishing such service.

12.3 Landlord shall not be liable for any interruption or failure in utility services. Notwithstanding the foregoing, in the event that any interruption or discontinuance of utility service within the reasonable control of Landlord (i) continues beyond five (5) business days after the date of delivery of written notice from Tenant to Landlord, and (ii) materially and adversely affects Tenant's ability to conduct business in Premises, or any material portion thereof, Base Rent shall abate proportionately, beginning on the sixth (6th) business day after delivery of said notice and continuing for so long as Tenant remains unable to conduct its business in the Premises or such portion thereof. To the extent within Landlord's reasonable control, Landlord agrees to use reasonable efforts to restore such interrupted or discontinued service as soon as reasonably practicable, Tenant shall not install any equipment which exceeds or overloads the capacity of the utility facilities serving the Premises.

ARTICLE XIII

Insurance; Waivers; Subrogations; Indemnity

13.1 Effective as of the Tender Date, and continuing throughout the Term, Tenant shall maintain the following insurance policies: (i) commercial general liability insurance of not less than $2,000,000 per occurrence, with an annual aggregate limit of not less than $5,000,000, which shall apply on a per location basis, or, following the expiration of the initial Term, such other amounts as Landlord may from time to time reasonably require (and, if the use and occupancy of the Premises include any activity or matter that is or may be excluded from coverage under a commercial general liability policy [e.g., the sale, service or consumption of alcoholic beverages], Tenant shall obtain such endorsements to the commercial general liability policy or otherwise obtain insurance to insure all liability arising from such activity or matter [including without limitation liquor liability], if applicable in such amounts as Landlord may reasonably require), insuring Tenant, Landlord and Landlord's property management company against all liability for injury to or death of a person or persons or damage to property arising from the use and occupancy of the Premises with an additional insured endorsement in form CG 2026 1185; (ii) Automobile Liability covering any owned, non-owned, leased, rented or borrowed vehicles of Tenant with limits no less than $1,000,000 combined single limit for property damage and bodily injury; (iii) All Risk Property insurance, covering the full value of all Alterations and improvements and betterments in the Premises, naming Landlord and Landlord's Mortgagee (as defined in Section 20.1) as additional loss payees as their interests may appear; (iv) All Risk Property insurance if required by Landlord's Lender or applicable Laws covering the full value of all furniture, trade fixtures and personal property (including property of Tenant or others) in the Premises or otherwise placed in the Building by or on behalf of Tenant, any assignees claiming by, through, or under Tenant, any subtenants claiming by, through or under Tenant, and any of their respective agents, contractors, employees and invitees (each, including Tenant, a "**Tenant Party**") (including without limitation Tenant's Off-Premises Equipment), it being understood that no lack or inadequacy of insurance by Tenant shall in any event make Landlord subject to any claim by virtue of any theft of or loss or damage to any uninsured or inadequately insured property; (v) contractual liability insurance sufficient to cover Tenant's indemnity obligations hereunder (but only if such contractual liability insurance is not already included in Tenant's commercial general liability insurance policy); (vi) worker's compensation insurance in amounts not less than statutorily required, and Employers' Liability insurance with limits of not less than $500,000; (vii) business interruption insurance in an amount that will reimburse Tenant for direct or indirect loss of earnings attributable to all perils insured against under Section 13.1(iii) or attributable to the prevention of access to the Building or the Premises as a result of any of the perils insured against under Section 13.1(iii); (viii) in the event Tenant performs any Alterations or repairs in, on, or to the Premises, Builder's Risk Insurance on an All Risk basis (including collapse) on a completed value (non-reporting) form, or by endorsement including such coverage pursuant to Section 13.1(iii) hereinabove, for full replacement value covering all work incorporated in the Building and all materials and equipment in or about the Premises; and (ix) such other insurance or any

changes or endorsements to the insurance required herein, including increased limits of coverage, as Landlord, or any mortgagee or lessor of Landlord, may reasonably require from time to time (but in no event any more often than once every year). Tenant's insurance shall provide primary coverage to Landlord and shall not require contribution by any insurance maintained by Landlord, when any policy issued to Landlord provides duplicate or similar coverage, and in such circumstance Landlord's policy will be excess over Tenant's policy. Tenant shall furnish to Landlord certificates of such insurance, with an additional insured endorsement in form CG 2026 1185, and such other evidence satisfactory to Landlord of the maintenance of all insurance coverages required hereunder at least ten (10) days prior to the earlier of the Rent Commencement Date or the date Tenant enters or occupies the Premises, and at least fifteen (15) days prior to each renewal of such insurance, and Tenant shall obtain a written obligation on the part of each insurance company to notify Landlord at least thirty (30) days before cancellation of any such insurance policies. All such insurance policies shall be in form, and issued by companies licensed to do business in the State of California with a Best's rating of A:VIII or better, reasonably satisfactory to Landlord. If Tenant fails to comply with the foregoing insurance requirements or to deliver to Landlord the certificates or evidence of coverage required herein, Landlord, in addition to any other remedy available pursuant to this Lease or otherwise, may, but shall not be obligated to, obtain such insurance and Tenant shall pay to Landlord on demand the premium costs thereof, plus an administrative fee of five percent (5%) of such cost as additional Rent. It is expressly understood and agreed that the foregoing minimum limits of insurance coverage shall not limit the liability of Tenant for its acts or omissions as provided in this Lease.

13.2 Landlord and Tenant each waives any claim it might have against the other for any damage to or theft, destruction, loss, or loss of use of any property, to the extent the same is insured against under any insurance policy that covers the Building, the Premises, Landlord's or Tenant's fixtures, personal property, leasehold improvements, or business, or is required to be insured against under the terms hereof, regardless of whether the negligence of the other party caused such Loss (as defined below in Section 13.3). Landlord and Tenant each hereby waive any right of subrogation and right of recovery or cause of action for injury including death or disease to respective employees of either as covered by Worker's Compensation (or which would have been covered if Tenant or Landlord as the case may be, was carrying the insurance as required by this Lease). Each party shall cause its insurance carrier to endorse all applicable policies waiving the carrier's rights of recovery under subrogation or otherwise against the other party.

13.3 Subject to Section 13.2, Tenant shall indemnify, defend and hold harmless Landlord and Landlord's Indemnitees from and against all claims, demands, liabilities, causes of action, suits, judgments, damages, and expenses (including without limitation attorneys' fees) and all losses and damages arising from: (1) any injury to or death of any person or the damage to or theft, destruction, loss, or loss of use of any property or inconvenience (a "**Loss**") or arising from any occurrence on the Premises, the use of the Common Areas by any Tenant Party; or (2) Tenant's failure to perform its obligations under this Lease; provided, however, that Tenant's obligation to indemnify Landlord and Landlord's Indemnitees shall not extend to claims, demands, liabilities, causes of actions, suits, judgments, damages, and expenses and all losses and damages arising from the

negligence or fault of Landlord or its agents. The indemnities set forth in this Section 13.3 shall survive termination or expiration of this Lease. If any proceeding is filed for which indemnity is required hereunder, Tenant agrees, upon request therefor, to defend Landlord in such proceeding at its sole cost utilizing counsel satisfactory to Landlord in its reasonable discretion.

13.4 Subject to Section 13.2, Landlord shall indemnify, defend and hold harmless Tenant and Tenant's Indemnitees from and against all claims, demands, liabilities, causes of action, suits, judgments, damages, and expenses (including without limitation attorney's fees) and all losses and damages arising from: (1) any injury to or death of any person or the damage to or theft, destruction, loss, or loss of use of any property or inconvenience (a "**Loss**") arising from the gross negligence or willful misconduct of Landlord or Landlord's Agents. The Indemnities set forth in this Section 13.4 shall survive termination or expiration of this Lease.

13.5 Landlord and Landlord's Indemnitees shall not be liable to Tenant or any other person or entity whomsoever for any injury to person or damage to property caused by the Premises or other portions of the Building becoming out of repair or damaged or by defect in or failure of equipment, pipes or wiring, or broken glass, or by the backing up of drains or by gas, water, steam, electricity or oil leaking, escaping or flowing into the Premises, provided that such damage or defect is cured by Landlord within a reasonable period of time, and unless such injury or damage is caused by the gross negligence or willful misconduct of Landlord or Landlord's Agents.

13.6 During the Term, Landlord shall keep in effect (i) commercial property insurance on the Building, and (ii) a policy or policies of commercial general liability insurance insuring against liability arising out of the risks of death, bodily injury, property damage and personal injury liability with respect to the Building and (iii) such other types of insurance coverage, if any, as Landlord, in Landlord's sole discretion, may elect to carry.

ARTICLE XIV

Damage by Casualty

14.1 Tenant shall give immediate written notice to Landlord of any damage caused to the Premises by fire or other casualty.

14.2 In the event that the Premises are damaged or destroyed by fire or other casualty insurable under standard fire and extended coverage insurance and Landlord does not elect to terminate this Lease as hereinafter provided, Landlord shall proceed with reasonable diligence and at its sole cost and expense to rebuild and repair the Premises, except that Tenant shall pay a proportionate share of any commercially reasonable deductible applicable under Landlord's insurance with respect to any casualty occurring in the Building unless Tenant or another tenant (or the employees, agents, contractors, concessionaires, licensees or subtenant of Tenant or any other tenant) is responsible for such casualty by way of negligence or willful misconduct, in which event the responsible

tenant shall pay the entire amount of the deductible upon demand. If the Building shall: (i) be destroyed or substantially damaged by a casualty not covered by Landlord's insurance; or (ii) be destroyed or rendered untenantable to an extent in excess of fifty percent (50%) of the first floor area by a casualty covered by Landlord's insurance, then Landlord may elect to either terminate this Lease as hereinafter provided or to proceed to rebuild and repair the Premises as set forth herein. If the Premises or the Common Areas shall be destroyed or rendered untenantable (a) to an extent in excess of fifty percent (50%) of the floor area or (b) during the last twenty-four (24) months of the Term by a casualty, then Tenant may elect to terminate this Lease as hereinafter provided. Should either party elect to terminate this Lease it shall give written notice of such election to the other party within ninety (90) days after the occurrence of such casualty. If neither Landlord nor Tenant elects to terminate this Lease, Landlord shall proceed with reasonable diligence and at its sole cost and expense to rebuild and repair the Premises. In the event of any damage or destruction to the Premises, Tenant shall, upon notice from Landlord, forthwith remove, at Tenant's sole cost and expense, such portion or all of Tenant's shelves, bins, machinery and other trade fixtures and all other property belonging to Tenant or Tenant's licensees from such portion or all of the Premises as Landlord shall reasonably request in order to accomplish such restoration.

14.3 Landlord's obligation to rebuild and repair under this Article XIV shall in any event be limited to restoring the Premises to substantially the condition in which the same existed prior to the casualty (excluding Tenant's Work and any Alterations) and Tenant agrees that promptly after completion of such work by Landlord, it will proceed with reasonable diligence and at its sole cost and expense to rebuild, repair and restore its signs, fixtures and equipment and other items of Tenant's Work as described in Exhibit B.

14.4 Tenant agrees that during any period of reconstruction or repair of the Premises it will continue the operation of its business within the Premises to the extent practicable. During the period from the occurrence of the casualty until Landlord's repairs are completed, the Rent shall be reduced to such extent as may be fair and reasonable under the circumstances, however, there shall be no abatement of the Percentage Rent.

14.5 Notwithstanding anything herein to the contrary, in the event the holder of any indebtedness secured by a mortgage or deed of trust covering the Premises requires that the insurance proceeds be applied to such indebtedness, then Landlord shall have the right to terminate this Lease by delivering written notice of termination to Tenant within fifteen (15) days after such requirement is made by any such holder, whereupon all rights and obligations hereunder shall cease and terminate on the date which is sixty (60) days after delivery of such notice to Tenant.

14.6 The provisions of this Lease, including this Article XIV, constitute an express agreement between Landlord and Tenant with respect to any and all damage to, or destruction of, all or any part of the Premises or the Building, and any statute or regulation of the State of California, including, without limitation, Sections 1932(2) and 1933(4) of the California Civil Code, with respect to any rights or obligations concerning damage or destruction in the absence of an express agreement between the parties, and any other statute or regulation of similar import, now or hereafter in effect, shall have no application

to this Lease or any damage or destruction to all or any part of the Premises or the Building.

ARTICLE XV

Eminent Domain

15.1 If more than twenty percent (20%) of the floor area of the Premises should be taken for any public or quasi-public use under any governmental law, ordinance or regulation or by right of eminent domain or by private purchase in lieu thereof, this Lease shall terminate and the Rent shall be abated during the unexpired portion of this Lease, effective on the date physical possession is taken by the condemning authority.

15.2 If less than twenty percent (20%) of the floor area of the Premises should be taken as aforesaid, this Lease shall not terminate; however, the Rent payable hereunder during the unexpired portion of this Lease shall be reduced in proportion to the area taken, effective on the date physical possession is taken by the condemning authority. Percentage Rent shall be adjusted to reflect such change in the Base Rent. Following such partial taking, Landlord shall make all necessary repairs or alterations necessary to make the Premises an architectural whole (excluding any Alterations), but shall not be obligated to expend funds in excess of net condemnation proceeds received.

15.3 If any part of the Common Area shall be taken as aforesaid, this Lease shall not terminate, nor shall the rental payable hereunder be reduced, except that either Landlord or Tenant may terminate this Lease if the area of the Common Area remaining following such taking shall be less than seventy percent (70%) of the area of the Common Area immediately prior to the taking. Any election to terminate this Lease in accordance with this provision shall be evidenced by written notice of termination delivered to the other party within thirty (30) days after the date physical possession is taken by the condemning authority.

15.4 All compensation awarded for any taking (or the proceeds of private sale in lieu thereof) of the Premises or Common Area shall be the property of Landlord and Tenant hereby assigns its interest in any such award to Landlord; provided, however, Landlord shall have no interest in any award made to Tenant for loss of business, moving expenses, or for the taking of Tenant's fixtures and other property if a separate award for such items is made to Tenant. Tenant shall in no event be entitled to any award for the value of the unexpired Term.

15.5 The rights contained in this Article XV shall be Tenant's sole and exclusive remedy in the event of a taking or condemnation. Landlord and Tenant each waives the provisions of Sections 1265.130 and 1265.150 of the California Code of Civil Procedure and the provisions of any successor or other law of like import.

ARTICLE XVI

Assignment and Subletting

16.1 Tenant shall not, without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed: (1) assign, transfer, or encumber this Lease or any estate or interest herein, whether directly or by operation of law; (2) permit any other entity to become Tenant hereunder by merger, consolidation, sale of assets or other reorganization; (3) if Tenant is an entity other than a corporation whose stock is publicly traded, permit the transfer of an ownership interest in Tenant so as to result in a change in the current control of Tenant; (4) sublet any portion of the Premises; (5) grant any license, concession, or other right of occupancy of any portion of the Premises; or (6) permit the use of the Premises by any parties other than Tenant (any of the events listed in Section 16.1(1) through Section 16.1(6) being a "**Transfer**"). Notwithstanding the foregoing, Tenant may have the right without Landlord consent and without complying with Section 16.2 to: (i) sublet the Premises for short term live performance groups and film festivals, (ii) rent space on the Premises for receptions and events provided that a representative of Landlord is on site at all times during such events or receptions, and (iii) assign this Lease upon no less than fourteen (14) days prior notice to Landlord pursuant to a written agreement to an entity which controls, is controlled by or which is under the common control of (1) Tenant, (2) Nick Olivero and David Gluck, or (3) Sam Lee Laundry, LLC and which entity expressly assumes the obligations of the Tenant under this Lease.

16.2 If Tenant requests Landlord's consent to a Transfer, then, at least sixty (60) days prior to the effective date of the proposed Transfer, Tenant shall provide Landlord with a written description of all terms and conditions of the proposed Transfer, copies of the proposed pertinent documentation, and the following information about the proposed transferee: name and address; reasonably satisfactory information about its business and business history; its proposed use of the Premises; banking, financial, and other credit information; and general references sufficient to enable Landlord to determine the proposed transferee's creditworthiness and character. In the event of an assignment, the assignee shall not have lesser credit than the Tenant responsible for the lease obligations. Concurrently with Tenant's notice of any request for consent to a Transfer, Tenant shall pay to Landlord a fee of $1,000 to defray Landlord's expenses in reviewing such request, and Tenant shall also reimburse Landlord immediately upon request for its reasonable attorneys' fees incurred in connection with considering any request for consent to a Transfer. In no event shall Tenant have the right to conduct a Transfer if it is in default beyond any applicable cure periods under the Lease.

16.3 Notwithstanding any other provision hereof, Landlord shall have the absolute right to refuse consent to any assignment of this Lease or sublease of any portion of the Premises if: (a) at the time of either Tenant's notice of the proposed assignment or sublease or the proposed Rent Commencement Date thereof, there shall exist any uncured Event of Default of Tenant; (b) the proposed assignee or sublessee is (1) an entity with which Landlord is already in negotiation as evidenced by the issuance of a written

proposal countersigned by such prospective tenant, (2) an entity which is already an occupant of the Building unless Landlord is unable to provide the amount of space required by such occupant, (3) a governmental agency, or (4) an entity or related to an entity with whom Landlord or any affiliate of Landlord has had documented adverse dealings; (c) the assignment or subletting would involve a change in use from that expressly permitted under this Lease; (d) Landlord reasonably disapproves of the proposed assignee or subtenant's creditworthiness; or (e) the assignment or subletting would subject the Premises to a use which would: (1) involve increased personnel or wear upon the Building; (2) materially increase the insurance rates for the Building; (3) violate any exclusive right granted to another tenant of the Building or with the terms of any easement, covenant, condition or restriction, or other agreement affecting the Building; (4) require any addition to or modification of the Premises or the Building in order to comply with building code or other governmental requirements; or (5) involve a material violation of any other provision of this Lease (other than this Article 16). Tenant expressly agrees that Landlord shall have the absolute right to refuse consent to any such assignment or sublease and that for the purposes of any statutory or other requirement of reasonableness on the part of Landlord such refusal shall be reasonable if made in accordance with the provisions of this Section 16.3.

16.4 If Landlord consents to a proposed Transfer, then the proposed transferee shall deliver to Landlord a written agreement whereby it expressly assumes Tenant's obligations hereunder; however, any transferee of less than all of the space in the Premises shall be liable only for obligations under this Lease that are properly allocable to the space subject to the Transfer for the period of the Transfer.

16.5 No Transfer shall release Tenant from its obligations under this Lease, but rather Tenant and its transferee shall be jointly and severally liable therefor. Landlord's consent to any Transfer shall not be deemed consent to any subsequent Transfers. If an Event of Default occurs while the Premises or any part thereof are subject to a Transfer, then Landlord, in addition to its other remedies, may collect directly from such transferee all rents becoming due to Tenant and apply such rents against Rent. Tenant authorizes its transferees to make payments of rent directly to Landlord upon receipt of notice from Landlord to do so following the occurrence of an Event of Default hereunder. In all events, it is understood and agreed that, subject to Section 16.8 below, all rents paid to Tenant by an assignee or subtenant shall be received by Tenant in trust for Landlord, to be forwarded to Landlord without offset or reduction of any kind. Tenant shall pay for the cost of any demising walls or other improvements necessitated by a proposed subletting or assignment. Upon any subletting or assignment by Tenant in accordance with the terms hereof, any renewal options, expansion options, and/or rights of first refusal shall become null and void.

16.6 Each sublease by Tenant hereunder shall be subject and subordinate to this Lease and to the matters to which this Lease is or shall be subordinate, and each subtenant by entering into a sublease is deemed to have agreed that in the event of termination, re-entry or dispossession by Landlord pursuant to the terms of this Lease, Landlord may, at its option, either terminate the sublease or take over all of the right, title and interest of Tenant, as sublandlord, under such sublease, and such subtenant shall, at Landlord's

option, attorn to Landlord pursuant to the then executory provisions of such sublease, except that Landlord shall not be: (1) liable for any previous act or omission of Tenant under such sublease; (2) subject to any counterclaim, offset or defense that such subtenant might have against Tenant; (3) bound by any previous modification of such sublease or by any rent or additional rent or advance rent which such subtenant might have paid for more than the current month to Tenant, and all such rent shall remain due and owing, notwithstanding such advance payment, unless such payment has been received by Landlord; (4) bound by any security or advance rental deposit made by such subtenant which is not delivered or paid over to Landlord and with respect to which such subtenant shall look solely to Tenant for refund or reimbursement; or (5) obligated to perform any work in the subleased space or to prepare it for occupancy, and in connection with such attornment, the subtenant shall execute and deliver to Landlord any instruments Landlord may reasonably request to evidence and confirm such attornment. Each subtenant or licensee of Tenant shall be deemed, automatically upon and as a condition of its occupying or using the Premises or any part thereof, to have agreed to be bound by the terms and conditions set forth in this Section 16.6. The provisions of this Section 16.6 shall be self-operative, and no further instrument shall be required to give effect to this provision.

16.7 Landlord may, within thirty (30) days after submission of Tenant's written request for Landlord's consent to an assignment or subletting which is for more than fifty (50%) of the Premises and for the remainder of the Term of the Lease, cancel this Lease as to the portion of the Premises proposed to be sublet or assigned as of the date the proposed Transfer is to be effective; provided, however, that if Landlord notifies Tenant that it intends to exercise its recapture right, Tenant shall have the right to revoke such request for consent within twenty (20) days of such notification, and in such case, Landlord shall have no right to recapture such space. If Landlord cancels this Lease as to any portion of the Premises, then this Lease shall cease for such portion of the Premises, Tenant shall pay to Landlord all Rent accrued through the cancellation date relating to the portion of the Premises covered by the proposed Transfer, and Rent shall be reduced proportionately based on the remaining square footage in the Premises. Thereafter, Landlord may lease such portion of the Premises to the prospective transferee (or to any other person) without liability to Tenant.

16.8 If any assignee or subtenant pays to Tenant an amount in excess of the Rent due under this Lease (after deducting Tenant's reasonable, actual expenses in obtaining such assignment or sublease, including but not limited to any Alterations made in order to achieve the Transfer, or contributions to the cost thereof and any commercially reasonable brokerage commissions, reasonable attorneys' fees and reasonable advertising and marketing costs reasonably incurred by Tenant in connection with the Transfer) ("**Transfer Premium**"), Tenant shall pay fifty percent (50%) of such Transfer Premium to Landlord as and when the monthly payments are received by Tenant.

16.9 Tenant hereby waives any suretyship defenses it may now or hereafter have to an action brought by Landlord including those contained in Sections 2787 through 2856, inclusive, 2899 and 3433 of the California Civil Code, as now or hereafter amended, or similar laws of like import.

16.10 Upon any conveyance of the Premises and assignment by Landlord of this Lease, Landlord shall be and is hereby entirely released from all liability under any and all covenants and obligations contained in or derived from this Lease accruing after the date of such conveyance and assignment, and Tenant agrees to attorn to any entity purchasing or otherwise acquiring Landlord's interest in the Premises provided that such purchaser or acquiror will acquire and accept the Premises subject to this Lease and Tenant's right to quiet enjoyment of the Premises.

ARTICLE XVII

Taxes

17.1 As used in this Lease, "Taxes" include any form of tax or assessment, license fee, license tax, possessory interest tax, tax or excise on rental, or any other levy, charge, expense, or imposition imposed by any federal, state, county, or city authority having jurisdiction, or any political subdivision thereof, or any school, agricultural, lighting, drainage, or other improvement or special assessment district on any interest of Landlord or Tenant in the Building. Taxes do not include Landlord's general income, inheritance, estate, or gift taxes.

17.2 From and after the Rent Commencement Date, Tenant will pay to Landlord Tenant's Share of the Taxes. Taxes for any partial year will be prorated. Landlord, at its option, may collect Tenant's payment of its share of Taxes after the actual amount of Taxes is ascertained or in advance, monthly or quarterly, based on estimated Taxes. If Landlord elects to collect Tenant's share of Taxes based on estimates, Tenant will pay to Landlord from and after the Rent Commencement Date, and thereafter on the first (1st) day of each month or quarter during the Term (as determined by Landlord), an amount estimated by Landlord to be the monthly or quarterly Taxes payable by Tenant. Landlord may periodically adjust the estimated amount. If Landlord collects Taxes based on estimated amounts, then following the end of each calendar year or, at Landlord's option, its fiscal year, Landlord will furnish Tenant with a statement covering the year just expired showing the total Taxes for the Building for such year, the total Taxes payable by Tenant for such year, and the payments previously made by Tenant with respect to such year, as set forth above. If the actual Taxes payable for such year exceed Tenant's prior payments, Tenant must pay to Landlord the deficiency within thirty (30) days after its receipt of the statement. If Tenant's payments exceed the actual Taxes payable for the year, Tenant will be entitled to offset the excess against the next payment(s) of Taxes and/or other Additional Rent that become(s) due to Landlord; provided that Landlord will refund to Tenant the amount of any overpayment for the last year of the Term.

17.3 Since the Premises are within a multilevel building, Tenant's share of the Taxes (other than Taxes to be paid directly by Tenant or other tenants of the Building) will be determined by multiplying all of the Taxes on the Building by a fraction the numerator of which is the number of square feet of Floor Area of the Premises and the denominator of which is the number of square feet of Floor Area in the Building. Despite anything contained in this Article 17 to the contrary, in the event Landlord reasonably determines

that the improvements comprising the Premises have a value greater than the value of a majority of the other premises in the Building or within the land covered by the applicable tax bill, Landlord will have the right to make such reasonable adjustments to Tenant's share of the Taxes so that Tenant pays Taxes on the value of the improvements comprising the Premises that is in excess of the value of the majority of other premises in the Building or within the land covered by the applicable tax bill.

17.4 Tenant must pay, prior to delinquency, all taxes, assessments, license fees, and public charges levied, assessed, or imposed on its business operation, trade fixtures, merchandise, and other personal property in or on the Premises. If any such items of property are assessed with property of Landlord, then the assessment may be equitably divided between Landlord and Tenant.

17.5 If Landlord elects to contest (either formally or informally through negotiations) any Taxes levied or assessed against the Building during the Term, Tenant will not be required to pay any portion of the costs or expenses incurred by Landlord in connection with such contest. However, if Landlord is successful in such contest (whether by settlement or otherwise), Landlord may deduct from the portion of any refund received that is payable to Tenant the Tenant's Share of the cost and expenses incurred by Landlord in connection with such contest.

ARTICLE XVIII

Defaults and Remedies

18.1 The following events shall be deemed to be events of default by Tenant under this Lease (each an "**Event of Default**"):

(a) Tenant shall fail to pay any installment of Rent or any other amount payable to Landlord as herein provided and has not cured such failure within five (5) days after Landlord has provided Tenant written notice of default.

(b) Tenant shall fail to comply with any term, provision or covenant of this Lease, other than as set forth above or below and shall not cure such failure within twenty (20) days (forthwith, if the failure involves a safety or hazardous condition, and provided that if such default shall be of such a nature that it cannot be cured within twenty (20) days, then such additional time as is necessary for Tenant to effect such cure as long as Tenant is diligently pursuing the same) after written notice thereof to Tenant, which notice shall be in lieu of, and not in addition to, any notice required under Section 1161 et seq. of the California Code of Civil Procedure.

(c) Tenant shall become insolvent, or shall make a transfer in fraud of creditors, or shall make an assignment for the benefit of creditors.

(d) Tenant shall file a petition under any section or chapter of the National Bankruptcy Act, as amended, or under any similar law or statute of the United States or any State thereof; or Tenant shall be adjudged bankrupt or insolvent in proceedings filed against Tenant.

(e) A receiver or Trustee shall be appointed for the Premises or for all or substantially all of the assets of Tenant.

(f) Tenant shall vacate any portions or abandon the Premises or except as expressly provided herein otherwise fail to continuously operate in accordance with Article VII for nine (9) months in any twelve (12) month period. Notwithstanding the foregoing, Tenant may accrue up to one month of "go dark" time during which Tenant shall not be required to continuously operate for every four (4) months that Tenant continuously operates with such accrual not to exceed nine (9) months.

(g) Tenant shall do or permit to be done anything which creates a lien upon the Premises in violation of Section 9.5 hereof.

(h) Tenant fails to provide the Confirmation of Rent Commencement Date in the form of Exhibit C as required by Section 3.1, and such failure shall continue for five (5) calendar days after Landlord's second (2nd) written notice thereof to Tenant.

18.2 Upon the occurrence of any such Event of Default, in addition to all other rights or remedies that Landlord may have at law or in equity, Landlord shall have the option to pursue any one or more of the following remedies without any further notice or demand whatsoever:

(a) Terminate this Lease by giving Tenant written notice thereof, in which event Tenant shall immediately surrender the Premises to Landlord. In the event that Landlord shall elect to so terminate this Lease, then Landlord may recover from Tenant:

(i) The worth at the time of award of any unpaid Rent which had been earned at the time of such termination; plus

(ii) The worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such Rent loss Tenant proves reasonably could have been avoided; plus

(iii) The worth at the time of award of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of such Rent loss that Tenant proves reasonably could be avoided; plus

(iv) Any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course would be likely to result therefrom, including all amounts due under Section 18.1(a); plus

(v) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable California law.

As used in subparagraphs (i) and (ii) above, the "worth at the time of award" is computed by allowing interest at the Default Rate. As used in subparagraph (iii) above, the

"worth at the time of award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

Forbearance by Landlord to enforce one or more of the remedies herein provided upon an Event of Default shall not be deemed or construed to constitute a waiver of such default. Tenant hereby waives for Tenant and for all those claiming under Tenant all rights now or hereafter existing to redeem by order or judgment of any court or by any legal process or writ, Tenant's right of occupancy of the Premises after any termination of this Lease.

(b) Terminate Tenant's right to possess the Premises without terminating this Lease by giving written notice thereof to Tenant, in which event Tenant shall pay to Landlord: (1) all Rent and other amounts accrued hereunder to the date of termination of possession; (2) all amounts due from time to time under Section 18.3; and (3) all Rent and other net sums required hereunder to be paid by Tenant during the remainder of the Term, diminished by any net sums thereafter received by Landlord through reletting the Premises during such period, after deducting all costs incurred by Landlord in reletting the Premises. Any sums due under the foregoing Section 18.2(b)(3) shall be calculated and due monthly. If Landlord elects to proceed under this Section 18.2(b), Landlord may remove all of Tenant's property from the Premises and store the same in a public warehouse or elsewhere at the cost of, and for the account of, Tenant, without becoming liable for any loss or damage which may be occasioned thereby. Landlord shall use commercially reasonable efforts to relet the Premises on such terms as Landlord in its sole discretion may determine (including a term different from the Term, rental concessions, and alterations to, and improvement of, the Premises); however, Landlord shall not be obligated to accept any prospective tenant proposed by Tenant unless such proposed tenant meets all of Landlord's leasing criteria. Landlord shall not be liable for, nor shall Tenant's obligations hereunder be diminished because of, Landlord's failure to relet the Premises or to collect rent due for such reletting. Tenant shall not be entitled to the excess of any consideration obtained by reletting over the Rent due hereunder. Reentry by Landlord in the Premises shall not affect Tenant's obligations hereunder for the unexpired Term; rather, Landlord may, from time to time, bring an action against Tenant to collect amounts due by Tenant, without the necessity of Landlord's waiting until the expiration of the Term. Unless Landlord delivers written notice to Tenant expressly stating that it has elected to terminate this Lease, all actions taken by Landlord to dispossess or exclude Tenant from the Premises shall be deemed to be taken under this Section 18.2(b). If Landlord elects to proceed under this Section 18.2(b), it may at any time elect to terminate this Lease under Section 18.2(a);

(c) In addition to all other rights and remedies provided Landlord in this Lease and by Law, Landlord shall have the remedy described in California Civil Code Section 1951.4 (Landlord may continue the Lease in effect after Tenant's breach and abandonment and recover Rents as they become due if Tenant has the right to sublet or assign the Lease, subject to reasonable limitations);

(d) Perform any act Tenant is obligated to perform under the terms of this Lease (and enter upon the Premises in connection therewith if necessary) in Tenant's name and on Tenant's behalf, without being liable for any claim for damages therefor, and Tenant shall reimburse Landlord on demand for any expenses which Landlord may incur in thus effecting

compliance with Tenant's obligations under this Lease (including, but not limited to, collection costs and legal expenses), plus interest thereon at the Default Rate; or

(e) If either Landlord or Tenant brings an action to enforce the terms of this Section 18 or declare rights hereunder, the prevailing party in any such action, or appeal thereon, shall be entitled to its reasonable attorneys' fees and court costs to be paid by the losing party as fixed by the court in the same or separate suit, and whether or not such action is pursued to decision or judgment. The attorneys' fee award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees and court costs reasonably incurred. Landlord shall be entitled to reasonable attorneys' fees and all other costs and expenses incurred in the preparation and service of notices of default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such default.

18.3 Upon any Event of Default, Tenant shall pay to Landlord all costs incurred by Landlord in: (1) obtaining possession of the Premises; (2) removing and storing Tenant's or any other occupant's property; (3) repairing, restoring, altering, remodeling, or otherwise putting the Premises into condition acceptable to a new tenant; (4) if Tenant is dispossessed of the Premises and this Lease is not terminated, reletting all or any part of the Premises (including brokerage commissions, cost of tenant finish work, and other costs incidental to such reletting); (5) performing Tenant's obligations which Tenant failed to perform; and (6) enforcing, or advising Landlord of, its rights, remedies, and recourses arising out of the Event of Default. To the fullest extent permitted by Law, Landlord and Tenant agree that the federal and state courts of the State of California shall have exclusive jurisdiction over any matter relating to or arising from this Lease and the parties' rights and obligations under this Lease.

18.4 Landlord's acceptance of Rent following an Event of Default shall not waive Landlord's rights regarding such Event of Default. No waiver by Landlord of any violation or breach of any of the terms contained herein shall waive Landlord's rights regarding any future violation of such term. Landlord's acceptance of any partial payment of Rent shall not waive Landlord's rights with regard to the remaining portion of the Rent that is due, regardless of any endorsement or other statement on any instrument delivered in payment of Rent or any writing delivered in connection therewith; accordingly, Landlord's acceptance of a partial payment of Rent shall not constitute an accord and satisfaction of the full amount of the Rent that is due.

18.5 Any and all remedies set forth in this Lease: (1) shall be in addition to any and all other remedies Landlord may have at law or in equity; (2) shall be cumulative; and (3) may be pursued successively or concurrently as Landlord may elect. The exercise of any remedy by Landlord shall not be deemed an election of remedies or preclude Landlord from exercising any other remedies in the future.

18.6 Landlord shall be in default under this Lease in the event Landlord has not begun and pursued with reasonable diligence the cure of any failure of Landlord to meet its obligations under this Lease within thirty (30) days of the receipt by Landlord of written notice from Tenant of Landlord's alleged failure to perform (and an additional

reasonable time after such receipt if (A) such failure cannot be cured within such thirty (30) day period, and (B) Landlord commences curing such failure within such thirty (30)-day period and thereafter diligently pursues the curing of such failure). In no event shall Tenant have the right to terminate or rescind this Lease as a result of Landlord's default. Tenant waives such remedies of termination or rescission and agrees that Tenant's remedies for default under this Lease and for breach of any promise or inducement are limited to a suit for damages and/or injunction, and are specifically subject to Section 23.15. In addition, Tenant shall prior to the exercise of any such remedies, provide each Landlord's Mortgagee (as defined in Section 20.1) (in each instance, only as to those entities of which Tenant has notice of their interest) with written notice and reasonable time to cure any default by Landlord. All obligations of Landlord hereunder will be construed as covenants, not conditions. The term "Landlord" shall mean only the owner, for the time being, of the Building, and in the event of the transfer by such owner of its interest in the Building, such owner shall thereupon be released and discharged from all covenants and obligations of Landlord thereafter accruing, but such covenants and obligations shall be binding during the Term upon each new owner for the duration of such owner's ownership.

18.7 For the purpose of computing the amount of Tenant's liability under this Article XVIII for Percentage Rent after default, the periodic Percentage Rent for which Tenant shall be liable after termination of Tenant's right to possession shall be the amount Tenant was obligated to pay as Percentage Rent during the most recent full Percentage Rent payment period before such termination. Tenant will also pay a pro rata part of such periodic Percentage Rent based upon the length of time between the previous payment of Percentage Rent and the date of termination; and upon such termination Tenant will be obligated to submit to Landlord a statement accurately showing Gross Sales made since submission of its last previous statement, together with such additional supporting financial records as Landlord may require. The provisions of this Section 18.7 relating to Percentage Rent, if any, payable by Tenant hereunder are included solely for the purpose of providing for the payment of rental in excess of the Base Rent, and providing for a method whereby such additional Rent is to be measured, ascertained and paid, and shall be cumulative with and not in limitation of all other remedies provided for Landlord herein.

ARTICLE XIX

Holding Over

19.1 If Tenant fails to vacate the Premises at the end of the Term, then Tenant shall be a tenant at sufferance and, in addition to all other damages and remedies to which Landlord may be entitled for such holding over: (a) Tenant shall pay Base Rent equal to: one hundred fifty percent (150%) of the Base Rent payable during the last month of the Term,; and (b) Tenant shall otherwise continue to be subject to all of Tenant's obligations under this Lease. The provisions of this Section 19.1 shall not be deemed to limit or constitute a waiver of any other rights or remedies of Landlord provided herein or at Law. If Tenant fails to surrender the Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Landlord accruing therefrom, Tenant shall protect, defend, indemnify and hold Landlord harmless from all loss, costs (including reasonable

attorneys' fees) and liability resulting from such failure, including any claims made by any succeeding tenant founded upon such failure to surrender, and any lost profits to Landlord resulting therefrom. Notwithstanding the foregoing, if Tenant holds over with Landlord's express written consent without the execution of a new lease, then Tenant shall be deemed to be occupying the Premises as a month-to-month tenant and Tenant shall pay Base Rent equal to one hundred fifty percent (150%) of the Base Rent payable during the last month of the Term.

ARTICLE XX

Subordination

20.1 Tenant accepts this Lease subject and subordinate to any mortgage, deed of trust or other lien presently existing or hereafter created upon the Premises or the Building, and to any renewals, modifications and extensions thereof, but Tenant agrees that the holder of any such mortgage (a "**Mortgagee**") shall have the right at any time to subordinate such mortgage, deed of trust or other lien to this Lease. Landlord is hereby irrevocably vested with full power and authority to subordinate this Lease to any mortgage, deed of trust or other lien hereafter placed upon the Premises or the Building, and Tenant agrees upon demand to execute such further instruments subordinating this Lease as Landlord may request so long as such instruments expressly condition such subordination upon Tenant's continued right to quiet possession of the Premises pursuant to this Lease. At any time when there is outstanding a mortgage, deed of trust or similar security instrument covering Landlord's interest in the Premises, Tenant may not exercise any remedies for default by Landlord hereunder unless and until the holder of the indebtedness secured by such mortgage, deed of trust or similar security instrument shall have received written notice of such default and a reasonable time for curing such default shall thereafter have elapsed.

20.2 If Landlord's Mortgagee shall succeed to the interest of Landlord under this Lease, Landlord's Mortgagee shall recognize this Lease and Tenant's rights hereunder; provided, however, Landlord's Mortgagee shall not be: (1) liable for any non-continuing act or omission of any prior lessor (including Landlord); (2) bound by any rent or additional rent or advance rent which Tenant might have paid for more than one (1) month in advance to any prior lessor (including Landlord) unless such amounts are actually received by Landlord's Mortagagee, and all such rent shall remain due and owing, notwithstanding such advance payment; (3) bound by any security or advance rental deposit made by Tenant which is not delivered or paid over to Landlord's Mortgagee and with respect to which Tenant shall look solely to Landlord for refund or reimbursement; (4) bound by any termination, amendment or modification of this Lease made without Landlord's Mortgagee's consent and written approval, except for those terminations, amendments and modifications permitted to be made by Landlord without Landlord's Mortgagee's consent pursuant to the terms of the loan documents between Landlord and Landlord's Mortgagee; (5) subject to the defenses which Tenant might have against any prior lessor (including Landlord) unless such defenses for continuing condition; and (6) subject to the offsets which Tenant might have against any prior lessor (including Landlord) except for those offset rights which (A) are expressly provided in this Lease,

and (B) Tenant has provided written notice to Landlord's Mortgagee and provided Landlord's Mortgagee a reasonable opportunity to cure the event giving rise to such offset event.

20.3 Within fifteen (15) days of request by Landlord or any Mortgagee, Tenant shall, from time to time, execute and deliver estoppel certificates in the form and certifying such matters with respect to this Lease, as Landlord or any other Mortgagee may reasonably request. Tenant's failure to timely execute and deliver any such estoppel certificate shall be conclusively deemed to constitute irrevocable appointment of Landlord as Tenant's special attorney-in-fact to execute and deliver such estoppel certificate. Landlord shall provide Tenant with estoppel certificates as Tenant may reasonably request in connection with Tenant's financing activities within fifteen (15) days of request by Tenant.

ARTICLE XXI

Notices

21.1 Wherever any notice is required or permitted hereunder such notice shall be in writing. Any notice or document required or permitted to be delivered hereunder shall be deemed to be delivered whether actually received or not three (3) days after when deposited in the United States mail, postage prepaid, Certified or Registered Mail, Return Receipt Requested, addressed to the parties hereto at the respective addresses set out in Section 1.1 above, or at such other addresses as they may have hereafter specified by written notice.

21.2 If and when included within the term "Landlord" as used in this instrument there are more than one person, firm or corporation, all shall jointly arrange among themselves for their joint execution of such notice specifying some individual at some specific address for the receipt of notices and payments to Landlord; if and when included within the term "Tenant" as used in this instrument there are more than one person, firm or corporation, all shall jointly arrange among themselves for their joint execution of such a notice specifying some individual at some specific address for the receipt of notices and payments to Tenant. All parties included within the terms "Landlord" and "Tenant", respectively, shall be bound by notices and payments given in accordance with the provisions of this Article to the same effect as if each had received such notice or payment.

ARTICLE XXII

Hazardous Materials

22.1 During the Term, Tenant shall comply with all Environmental Laws and Environmental Permits (each as defined in Section 22.9) below) applicable to the operation or use of the Premises, will cause all other persons occupying or using the Premises to comply with all such Environmental Laws and Environmental Permits, will immediately pay or cause to be paid all costs and expenses incurred by reason of such compliance, and will obtain and renew all Environmental Permits required for operation or use of the Premises.

22.2 Tenant shall not generate, use, treat, store, handle, release or dispose of, or permit the generation, use, treatment, storage, handling, release or disposal of Hazardous Materials (as defined in Section 22.9 hereof) on the Premises, the Building, or transport or permit the transportation of Hazardous Materials to or from the Premises or the Building except for limited quantities used or stored at the Premises and required in connection with the routine operation and maintenance of the Premises, and then only in compliance with all applicable Environmental Laws and Environmental Permits.

22.3 At any time and from time to time during the Term, if Landlord has reasonable cause to believe that Tenant is violating the provisions of this Section 22, Landlord may perform an environmental site assessment report concerning the Premises, prepared by an environmental consulting firm chosen by Landlord, indicating the presence or absence of Hazardous Materials caused or permitted by Tenant and the potential cost of any compliance, removal or remedial action in connection with any such Hazardous Materials on the Premises. Tenant shall grant and hereby grants to Landlord and its agents access to the Premises and specifically grants Landlord an irrevocable non-exclusive license to undertake such an assessment. If such assessment report indicates the presence of Hazardous Materials caused or permitted by any Tenant Party, then such report shall be at Tenant's sole cost and expense, and the cost of such assessment shall be due and payable within thirty (30) days of receipt of an invoice therefor.

22.4 Tenant will immediately advise Landlord in writing of any of the following: (1) any pending or threatened Environmental Claim (as defined in Section 22.9 below) against Tenant relating to the Premises or the Building; (2) any condition or occurrence on the Premises or the Building that results in noncompliance by Tenant with any applicable Environmental Law; (3) any condition or occurrence on the Premises that could reasonably be anticipated to cause the Premises to be subject to any restrictions on the ownership, occupancy, use or transferability of the Premises under any Environmental Law; and (4) the actual or anticipated taking of any removal or remedial action by Tenant in response to the actual or alleged presence of any Hazardous Material on the Premises or the Building. All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and Tenant's response thereto. In addition, Tenant will provide Landlord with copies of all communications regarding the Premises with any governmental agency relating to Environmental Laws, all such communications with any person relating to Environmental Claims, and such

detailed reports of any such Environmental Claim as may reasonably be requested by Landlord.

22.5 Tenant will not change or permit to be changed the present use of the Premises unless Tenant shall have notified Landlord thereof in writing and in addition to other considerations, Landlord shall have determined, in its sole and absolute discretion, that such change will not result in the presence of Hazardous Materials on the Premises except for those described in Section 22.2 above.

22.6 Tenant agrees to indemnify, defend and hold harmless Landlord and Landlord's Indemnitees from and against all obligations (including without limitation removal and remedial actions), losses, claims, suits, judgments, liabilities, penalties, damages (including without limitation consequential and punitive damages), costs and expenses (including without limitation reasonable attorneys' and consultants' fees and expenses) of any kind or nature whatsoever that may at any time be incurred by, imposed on or asserted against Landlord or Landlord's Indemnitees directly or indirectly based on, or arising or resulting from: (a) the actual presence of Hazardous Materials in the Building which is caused or permitted by Tenant; and (b) any Environmental Claim relating in any way to Tenant's operation or use of the Premises (the "**Hazardous Materials Indemnified Matters**"). The provisions of this Article XXII shall survive the expiration or sooner termination of this Lease.

22.7 To the extent that the undertaking in the preceding paragraph may be unenforceable because it is violative of any law or public policy, Tenant will contribute the maximum portion that it is permitted to pay and satisfy under applicable Law to the payment and satisfaction of all Hazardous Materials Indemnified Matters incurred by Landlord and the Landlord's Indemnitees.

22.8 All sums paid and costs incurred by Landlord or Landlord's Indemnitees with respect to any Hazardous Materials Indemnified Matter shall bear interest at the Default Rate from the date so paid or incurred until reimbursed by Tenant, and all such sums and costs shall be immediately due and payable on demand.

22.9 (a) "**Hazardous Materials**" means: (i) petroleum or petroleum products, natural or synthetic gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and radon gas; (ii) any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants" or "pollutants," or words of similar import, under any applicable Environmental Law; and (iii) any other substance exposure which is regulated by any governmental authority; (b) "**Environmental Law**" means any federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or Hazardous Materials, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery

Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq.; (c) "**Environmental Claims**" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law or any Environmental Permit, including without limitation (i) any and all Environmental Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (d) "**Environmental Permits**" means all permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

ARTICLE XXIII

Miscellaneous

23.1 Nothing herein contained shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between parties hereof, it being understood and agreed that neither the method of computation of Rent, nor any other provisions contained herein, nor any acts of the parties hereto, shall be deemed to create any relationship between the parties hereto other than the relationship of Landlord and Tenant. Whenever herein the singular number is used, the same shall include the plural, and words of any gender shall include each other gender.

23.2 The captions used herein are for convenience only and do not modify, limit or amplify the provisions hereof. One or more waivers of any covenant, term or condition of this Lease by either party shall not be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party shall not be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party requiring such consent or approval shall not be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

23.3 Time is of the essence with respect to all provisions of this Lease, except that whenever a period of time is herein prescribed for action to be taken by either party (other than for Tenant's obligations under this Lease that can be performed by the payment of money, such as payment of Rent and maintenance of insurance), such party shall not be liable or responsible for and there shall be excluded from the computation of any such period of time, any delays due to strikes, riots, acts of God, shortages of labor or

materials, war (declared or undeclared), acts of terrorism, governmental laws, regulations or restrictions or any other causes of any kind whatsoever which are beyond the reasonable control of such party ("**Force Majeure**").

23.4 As used herein, the following terms shall have the following meanings: "**Day**" shall mean calendar day; "**Business Day**" shall mean Monday through Friday of each week, exclusive of Holidays; "**Holidays**" shall mean New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day, and any other nationally or regionally recognized holiday.

23.5 Landlord agrees that if Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the continuance of this Lease have the peaceable and quiet enjoyment and possession of the Premises, without hindrance from Landlord or any party claiming by, through, or under Landlord, but not otherwise.

23.6 This Lease contains the entire agreement between the parties, and no agreement shall be effective to change, modify or terminate this Lease in whole or in part unless such agreement is in writing and duly signed by the party against whom enforcement of such change, modification or termination is sought.

23.7 Tenant warrants that it has had no dealing with any broker or agent in connection with the negotiation or execution of this Lease except as set forth in Section 1.1(l) and Tenant agrees to indemnify, defend and hold Landlord and Landlord's Indemnitees harmless from and against any claims by any other broker, agent or other person claiming a commission or other form of compensation by virtue of having dealt with Tenant with regard to this leasing transaction. Any monies owed to any broker or agent in connection with the negotiation or execution of this Lease shall be set forth in a separate written agreement.

23.8 Tenant agrees to furnish from time to time when reasonably requested by Landlord, the holder of any deed of trust or mortgage or the lessor under any lease covering all or any part of the Building or the improvements therein or the Premises or any interest of Landlord therein, a certificate signed by Tenant confirming and containing such factual certifications and representations deemed appropriate by Landlord, the holder of any deed of trust or mortgage or the lessor under any lease covering all or any part of the Building or the improvements therein or the Premises or any interest of Landlord therein, and Tenant shall, within ten (10) days following receipt of the certificate from Landlord, return a fully executed copy thereof to Landlord. In the event Tenant shall fail to return a fully executed copy of such certificate to Landlord within the foregoing ten-day period, Tenant shall be deemed to have approved and confirmed all of the terms, certifications and representations contained in such certificate.

23.9 The laws of the State of California shall govern the interpretation, validity, performance and enforcement of this Lease. If any provision of this Lease should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Lease shall not be affected thereby, and it is also the intention of the parties to this

Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable, there will be added as a part of this Lease a clause or provision as similar in terms to such illegal, invalid or unenforceable clause or provision as may be possible and be legal, valid and enforceable.

23.10 The terms, provisions and covenants contained in this Lease shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors in interest and legal representatives except as otherwise herein expressly provided.

23.11 Landlord reserves the right at any time to change the name and street address by which the Building is designated.

23.12 The person(s) executing this Lease on behalf of Tenant hereby represent and warrant to Landlord that such execution has been duly authorized by all requisite action of Tenant so that upon such execution this Lease will be binding upon and enforceable against Tenant in accordance with its terms. Tenant agrees to furnish to Landlord from time to time upon request such written proof of such authorization as Landlord may reasonably request.

23.13 This Lease shall be effective only when it is signed by both Landlord and Tenant. Tenant's submission of a signed Lease for review by Landlord does not give Tenant any interest, right, or option in the Premises.

23.14 TENANT HEREBY WAIVES THE BENEFIT OF ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE PREMISES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY THAT THE PREMISES ARE SUITABLE FOR ANY PARTICULAR PURPOSE. LANDLORD HAS MADE NO REPRESENTATIONS, COVENANTS OR WARRANTIES WITH RESPECT TO THE PREMISES EXCEPT AS EXPRESSLY SET FORTH IN THIS LEASE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, TENANT EXPRESSLY ACKNOWLEDGES THAT IT IS NOT RELYING ON THE FACT, NOR DOES LANDLORD REPRESENT, THAT ANY SPECIFIC TENANT OR TENANTS SHALL, DURING THE TERM OF THIS LEASE, OCCUPY ANY SPACE OR ANY PARTICULAR SPACE IN THE BUILDING.

23.15 The liability of Landlord (and its partners, shareholders or members) to Tenant (or any person or entity claiming by, through or under Tenant) for any default by Landlord under the terms of this Lease or any matter relating to or arising out of the occupancy or use of the Premises and/or other areas of the Building shall be limited to Tenant's actual direct, but not consequential, damages therefor (including, without limitation, damages for interruption or loss of business, income or profits, or claims of constructive eviction) and shall be recoverable only from the interest of Landlord in the Building and Landlord (and its partners, shareholders or members) shall not be personally liable for any deficiency. Any claim, defense or other right of Tenant arising in connection with this Lease shall be barred unless Tenant files an action or interposes a defense based thereon within one hundred eighty (180) days after the date of the alleged event on which Tenant is basing its claim, defense or right. Additionally, to the extent

allowed by Law, Tenant hereby waives any statutory lien it may have against Landlord or its assets, including without limitation, the Building.

23.16 There shall be no merger of the leasehold estate hereby created with the fee estate in the Premises or any part thereof if the same person acquires or holds, directly or indirectly, this Lease or any interest in this Lease and the fee estate in the leasehold Premises or any interest in such fee estate.

23.17 LANDLORD AND TENANT HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LEASE OR ANY DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF EITHER PARTY ARISING OUT OF OR RELATED IN ANY MANNER WITH THE PREMISES (INCLUDING WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS LEASE OR ANY CLAIMS OR DEFENSES ASSERTING THAT THIS LEASE WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER IS A MATERIAL INDUCEMENT FOR LANDLORD TO ENTER INTO AND ACCEPT THIS LEASE. Landlord and Tenant agree and intend that this paragraph constitutes a written consent to waiver of trial by jury within the meaning of California Code of Civil Procedure Section 631(d)(2). Each party hereby authorizes and empowers the other to file this Section 23.17 and this Lease with the clerk or judge of any court of competent jurisdiction as a written consent to waiver of jury trial.

23.18 Tenant shall not record this Lease or any memorandum of this Lease without the prior written consent of Landlord, which consent may be withheld or denied in the sole and absolute discretion of Landlord, and any recordation by Tenant shall be a material breach of this Lease. Tenant grants to Landlord a power of attorney for the purpose of executing and recording a release releasing any such recorded instrument of record that was recorded without the prior written consent of Landlord, which power of attorney is coupled with an interest and is non-revocable.

23.19 If Tenant is comprised of more than one (1) party, each such party shall be jointly and severally liable for Tenant's obligations under this Lease. All unperformed obligations of Tenant hereunder not fully performed at the end of the Term shall survive the end of the Term, including payment obligations with respect to Rent and all obligations concerning the condition and repair of the Premises.

23.20 Within fifteen (15) days after Landlord's request, Tenant will furnish Tenant's most recent audited financial statements (including any notes to them) to Landlord, or, if no such audited statements have been prepared, such other financial statements (and notes to them) as may have been prepared by an independent certified public accountant or, failing those, Tenant's internally prepared financial statements. If Tenant is a publicly traded corporation, Tenant may satisfy its obligations hereunder by providing to Landlord Tenant's most recent annual and quarterly reports. Tenant will

discuss its financial statements with Landlord and, following the occurrence of an Event of Default hereunder, will give Landlord access to Tenant's books and records in order to enable Landlord to verify the financial statements. Landlord will not disclose any aspect of Tenant's financial statements that Tenant designates to Landlord as confidential except: (1) to Landlord's Mortgagee or prospective mortgagees or purchasers of the Building; (2) Landlord's advisors; (3) in litigation between Landlord and Tenant; and (4) if required by court order. Tenant shall not be required to deliver the financial statements required under this Section 23.20 more than once in any twelve (12)-month period unless requested by Landlord's Mortgagee or a prospective buyer or lender of the Building or an Event of Default occurs.

23.21 Whenever Tenant requests Landlord to take any action not required of it hereunder or give any consent required or permitted under this Lease, Tenant will reimburse Landlord for Landlord's reasonable, out-of-pocket costs payable to third parties and incurred by Landlord in reviewing the proposed action or consent, including without limitation reasonable attorneys', engineers' or architects' fees, within thirty (30) days after Landlord's delivery to Tenant of a statement of such costs. Tenant will be obligated to make such reimbursement without regard to whether Landlord consents to any such proposed action.

23.22 Tenant acknowledges that the terms and conditions of this Lease are to remain confidential for Landlord's benefit, and may not be disclosed by Tenant to anyone, by any manner or means, directly or indirectly, without Landlord's prior written consent. The consent by Landlord to any disclosures shall not be deemed to be a waiver on the part of Landlord of any prohibition against any future disclosure.

23.23 Tenant warrants and represents to Landlord that Tenant is not, and shall not become, a person or entity with whom Landlord is restricted from doing business under regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including, but not limited to, those named on OFAC's Specially Designated and Blocked Persons list) or under any statute, executive order (including but not limited to the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism) or other governmental actions, and is not and shall not engage in any dealings or transactions or be otherwise associated with such persons or entities.

(Signature Page Follows)

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be executed as of the date first above written.

LANDLORD:

644 Broadway, LLC
a Delaware limited liability company

By:_________________________________
Christopher D. Wight, Co-CEO

By:_________________________________
Jeff Lee, Co-CEO

TENANT:

Boxcar Theatre, Inc.
a California corporation

By:_________________________________
Name:_______________________________
Title:________________________________

EXHIBIT A

DIAGRAM OF PREMISES IN THE BUILDING


PARTIAL MEZZ - 1 FLOOR PLAN
(E) STAIR 2
OFFICE/STORE
PATRONS
CABARET BELOW
TECH BOOTH
DRESSING/STORE
BASEMENT FLOOR PLAN
CABARET
GIRLS DRESSING
BACK STAGE
STAGE
BAND
FAUX D.R.
FLAT STORE
SAL'S OFFICE
EAST EGG
OFFICE
SCENES
CASINO
BAR STAGE
BAR
BACK BAR
WOMEN
MEN
(E) MECH
(E) ELEC
(E) SUMP RM
(E) STAIR 3
CHILL' BAR
DRAFT
BOXCAR SPEAKEASY
644 BROADWAY, SAN FRANCISCO, CA 94133
PROGRESS SET
REVISIONS
ITERATION 2
Architect's Project No. 1429
Phase SD
Date Jan 7, 2015
Drawn by SM
Checked by
Sheet No.
Scale of Original Size - 22"x34" As indicated
NOT FOR CONSTRUCTION

EXHIBIT B

CONSTRUCTION RIDER

This Construction Rider is attached to that certain Lease (the "Lease") between 644 Broadway, LLC, a Delaware limited liability company (as Landlord) and Boxcar Theatre, Inc., a California corporation (as Tenant) covering certain premises (the "Premises") located in the Building, more particularly described in the Lease. Words and phrases used in this Construction Rider shall have the same meanings as in the Lease, unless specifically provided otherwise. If there is any conflict between the provisions of this Construction Rider and the provisions of the Lease, the provisions of this Construction Rider will govern.

I. Landlord's Work.

Landlord shall have no construction obligations beyond that outlined below and Tenant otherwise agrees to accept the Premises in its as-is condition pursuant to Section 3.1 of the Lease. Landlord shall provide the following improvements:

- A path of travel to the Premises that is compliant with applicable fire, life, and safety codes and the ADA.
- Premises will be served by a new HVAC system installed by Landlord at Landlord's cost. The HVAC system shall be stubbed to the Premises. Landlord will provide HVAC duct/s to Premises. All distribution and controls beyond that point is the responsibility of Tenant.
- Provide base building systems (mechanical electrical, and fire safety) and elevator systems in good working order. Landlord shall provide at least six hundred amps (600A) of building electrical power. At Tenant's request, Landlord shall equip elevators with key-controlled access to the Premises.

In addition to performing Landlord's Work, Landlord may in its sole and absolute discretion perform certain portions of Tenant's Work which consist of so-called core and shell work and will contract for third party Construction and Design Services for such work. Tenant shall first apply its Tenant Improvement Allowance to pay for the work performed by Landlord. Subsequent funding for Tenant's improvements will be due from Tenant on a progress payment basis once a month.

II. Tenant's Work.

Tenant shall perform all other work and fixturing (Tenant's Work) to prepare the Premises for the operation of Tenant's business.

A. Tenant's Plans.

1. Tenant shall cause plans and specifications for Tenant's Work to be prepared, such plans and specifications to be approved by Landlord as set forth herein. Tenant shall submit to Landlord Tenant's plans and specifications (the "working drawings") which set forth in detail Tenant's proposed work at the Premises within ninety (90) days of the Effective Date.

2. Tenant's working drawings shall be prepared at Tenant's sole expense by Tenant's architect or contractor, who shall be licensed to practice in the State of California.

B. Approval of Tenant's Plans.

1. Within ten (10) business days after Landlord receives Tenant's working drawings, Landlord shall either approve the working drawings or deliver to Tenant Landlord's specific objections to the working drawings. If Landlord does not provide a response to Tenant's working drawings within such ten (10) business day period, the working drawings shall be deemed approved. Landlord shall not be unreasonable in exercising its approval rights hereunder. If Landlord objects to all or part of Tenant's working drawings, Tenant shall, at its cost, cause its architect or contractor to revise them to satisfy Landlord's objections and Tenant shall submit revised Tenant's working drawings to Landlord for Landlord's approval within fifteen (15) days following the date Tenant receives Landlord's objections. The provisions of this paragraph shall continue to apply with regard to the approval of revisions to Tenant's working drawings. The parties shall exercise reasonable diligence in resolving any objections by Landlord to Tenant's working drawings. Landlord's approval of Tenant's working drawings shall not be deemed to certify that Tenant's working drawings comply with building codes and shall not relieve Tenant of Tenant's responsibility to verify all job conditions, including, without limitation, dimensions, locations, clearances and property lines.

2. Any material subsequent changes, modifications or alterations (collectively "changes") to Tenant's working drawings requested by Tenant before completion of Tenant's Work shall be subject to Landlord's reasonable approval within five (5) days, and Tenant shall pay any additional costs and expenses incurred in connection with processing any requested changes, including any additional fees of Landlord's architect. If Landlord does not provide an response to Tenant's changes within such five (5) day period, the changes shall be deemed approved.

C. Building Permit for Tenant's Premises.

Within ten (10) days of Landlord's approval of Tenant's working drawings, Tenant, at its sole cost and expense, shall immediately apply to all appropriate governmental agencies, for a building permit(s) and any other required permits and authorizations (collectively "Permits"), for Tenant's improvements in the Premises pursuant to Tenant's working drawings. Tenant shall diligently pursue the processing of such application(s). If any such governmental agency shall reject Tenant's working drawings and thereby prevent the issuance of the required Permits, Tenant shall immediately make all necessary corrections to Tenant's working drawings required by the agency. Tenant shall pay for all plan check and permit fees required to obtain the required Permits, including, without limitation, any water usage or sewer connection fees. Tenant shall apply for and obtain all approvals and permits from the local health department, as required.

Landlord will cooperate with Tenant to facilitate prompt issuance of Permits. In the event Tenant has not obtained the Permits within forty-five (45) days of Landlord's approval of Tenant's working drawings ("Tenant Permit Deadline"), and (ii) Tenant's failure to obtain such permits is caused by the City of San Francisco's refusal to issue the required permits, then Tenant may terminate the Lease by providing Landlord with written notice of such intended termination within ten (10) days following the Tenant Permit Deadline. Notwithstanding the foregoing, Landlord shall have the option, but not the obligation, to obtain the permits on Tenant's behalf for forty-five (45) days following the receipt of Tenant's termination notice. In the event that Landlord obtains such permits within such 45 day period, the Lease shall continue in full force and effect.

D. Completion of Tenant's Fixturing.

Tenant shall commence Tenant's Work as soon as reasonably possible following receipt of all required Permits and Tenant shall complete Tenant's Work by the Rent Commencement Date. Prior to the commencement of such construction Tenant shall provide Landlord with adequate assurance of Tenant's ability to complete such construction. Without limiting the generality of the foregoing, Landlord acknowledges that Tenant provided evidence that it has at least $300,000.00 of funds available for and designate for the construction of improvements in the Premises. Tenant shall provide adequate assurance to Landlord that such funds may only be used for the construction of improvement in the Premises. By way of example, such assurance could include establishing an escrow account for such funds with the funds dedicated to the construction of the improvements or a letter of credit in such amount with such letter of credit reduced upon the expenditure of funds for construction.

III. Conditions Applicable to Tenant's Work.

In addition to the provisions of **Article IX (Alterations)** and the other applicable provisions of the Lease, the following conditions apply to the conduct of Tenant's Work and, where applicable, such provisions shall be incorporated into the contract(s) between Tenant and its contractors.

1. Tenant shall furnish Landlord with a true copy of Tenant's contract with its general contractor, if any. Tenant's contractor and architect must be reasonably approved by Landlord.

2. Tenant shall at its expense take out and maintain so-called "builder's risk" or "course of construction" insurance, naming Landlord as an insured, insuring Tenant's and Landlord's interest in the Premises during the performance of Tenant's Work. Such insurance shall be in form and amounts reasonably satisfactory to Landlord and with increasing coverage amounts to reflect incremental completion of Tenant's Work.

3. Tenant's contractors shall be responsible for the repair, replacement or clean-up of any damage they cause.

4. Tenant's contractors shall keep their storage of materials and contain their operations within the Premises.

5. All trash and surplus construction materials shall be properly stored and shall be promptly removed on a regular basis so as to prevent such materials from accumulating.

6. Tenant and Tenant's contractors shall be responsible for compliance with all applicable codes and regulations of duly constituted authorities having jurisdiction over the performance of Tenant's Work, including, without limitation, all applicable safety regulations.

7. Tenant shall notify Landlord of Tenant's intention to commence Tenant's work at least five (5) days before commencement thereof or delivery of any material. Landlord shall have the right to post and maintain at the Premises notices of non-responsibility provided for under applicable law.

IV. Indemnification.

Tenant shall perform Tenant's Work so as to keep the Premises free from all mechanics' or materialmen's liens, and shall indemnify, protect, defend, and hold Landlord, the Premises and the Building harmless from and against all claims, liabilities, damages, losses, or expenses of any nature (including, without limitation, reasonable attorneys' fees) arising out of or related to Tenant's Work.

V. Work Allowance. Upon and subject to the terms and conditions of this Exhibit B, Landlord shall reimburse Tenant for the cost of Tenant's Work; provided, however, Landlord's obligation to reimburse Tenant for Tenant's Work shall be an amount up to, but not exceeding, **$226,250.00 (the "Work Allowance");** and conditioned upon Landlord's receipt of written notice (which notice shall be accompanied by invoices and documentation set forth below) from Tenant that Tenant's Work has been completed and accepted by Tenant. Landlord shall make payment for Tenant's Work (limited as described above) within forty-five (45) days following Tenant's delivery to Landlord of: (a) third-party invoices for costs incurred by Tenant in constructing Tenant's Work; (b) evidence that Tenant has paid the invoices for such costs; (c) lien waivers from any contractor or subcontractor who has constructed any portion of Tenant's Work or any materialman who has supplied materials used or incorporated into any portion of Tenant's Work (if applicable); and for the final installment of the Work Allowance.. All bills for Tenant's Work must be submitted within twelve (12) months after the date of execution of the Lease, and Landlord will make no further payments related to Tenant's Work after such twelve-month period. The allowance will be disbursed in no more than three draws with the final draw made upon the receipt of final unconditional lien waivers. The disbursement will correspond to the schedule of the General Contractor's progress payments. Draws shall be paid in proportion to the Tenant's disbursement of its own funds for the build-out of the Premises. However, to the extent that Landlord performs Tenant's Work in the Premises, the charges for the work will be deducted from the Work Allowance.

EXHIBIT C

CONFIRMATION OF RENT COMMENCEMENT DATE

_____________, 20___

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____
____
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Re: Lease (the "**Lease**") dated as of ___________, between 644 Broadway, LLC ("**Landlord**"), and Boxcar Theatre, Inc., a California corporation ("**Tenant**"). Capitalized terms used herein but not defined shall be given the meanings assigned to them in the Lease.

Ladies and Gentlemen:

1. **Condition of Premises**. Tenant has accepted possession of the Premises pursuant to the Lease. Any improvements required by the terms of the Lease to be made by Landlord prior to delivery of the Premises have been completed to the full and complete satisfaction of Tenant in all respects, and Landlord has fulfilled all of its duties under the Lease with respect to such initial tenant improvements. Furthermore, Tenant acknowledges that the Premises are suitable for the Permitted Use.

2. **Rent Commencement Date**. The Rent Commencement Date of the Lease is __________, 20___.

3. **Expiration Date**. The Term is scheduled to expire on the last day of the ___ full calendar month of the Term, which date is ______________, 201__.

4. **Contact Person**. Tenant's contact person in the Premises is:

____
____
____
Attention: ____________________
Telephone:____________________
Facsimile: ____________________

5. **Ratification**. Tenant hereby ratifies and confirms its obligations under the Lease, and represents and warrants to Landlord that it has no defenses thereto. Additionally, Tenant further confirms and ratifies that, as of the date hereof, (a) the Lease is and remains in good standing and in full force and effect, and (b) Tenant has no claims, counterclaims, set-offs or defenses against Landlord arising out of the Lease or in any way relating thereto or arising out of any other transaction between Landlord and Tenant.

6. **Binding Effect; Governing Law**. Except as modified hereby, the Lease shall remain in full effect and this letter shall be binding upon Landlord and Tenant and their respective successors and assigns. If any inconsistency exists or arises between the terms of this letter and the terms of the Lease, the terms of this letter shall prevail. This letter shall be governed by the laws of the State of California.

Please indicate your agreement to the above matters by signing this letter in the space indicated below and returning an executed original to us.

Sincerely,

______*[Property Manager]*____________________,
a ____

By:____
Name: ____
Title: ____

Agreed and accepted:

_______________________________,
a _____________________________

By:____________________________
Name:__________________________
Title:__________________________

EXHIBIT D

RULES AND REGULATIONS

1. The sidewalks, halls, passages, exits, entrances, stairs, and elevators (if any) of the Building shall not be obstructed by any of the tenants or used by them for any purpose other than for ingress to and egress from their respective premises. The halls, passages, exits, entrances, elevators and stairways are not for the general public, and Landlord shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Landlord would be prejudicial to the safety, character, reputation and interests of the Building and tenants, provided that nothing herein contained shall be construed to prevent such access to persons with whom any tenant normally deals in the ordinary course of its business, unless such persons are engaged in illegal activities. At no time shall any tenant permit its employees to loiter in the Common Areas of the Building.

2. No sign, placard, picture, name, advertisement or notice visible from the exterior of any tenant's premises shall be inscribed, painted affixed or otherwise displayed by any tenant on any part of the Building without the prior written consent of Landlord except as otherwise provided in the Lease. Landlord will adopt and furnish to each tenant general guidelines relating to signs inside the Building. Each tenant agrees to conform to such guidelines, but may request approval of Landlord for modifications. All approved signs or lettering on doors shall be printed, painted, affixed or inscribed at the expense of the tenant by a person approved by Landlord. All signage affixed to the interior windows of the Premises or elsewhere as may be permitted, shall be produced in a professional manner. Landlord reserves the right to remove any handwritten signs without prior notice.

3. Unless ancillary to a restaurant or other food service use specifically authorized in the lease of a particular tenant, no cooking shall be done or permitted by any tenant on their premises, except that the preparation of coffee, tea, hot chocolate and similar items by tenants and their employees shall be permitted.

4. Landlord will furnish each tenant with two sets of keys providing access to all entrances to the Premises at no cost to Tenant. Each tenant upon the termination of its tenancy shall deliver to Landlord all keys to doors in the Building. Each tenant shall see that the doors of its premises are closed and securely locked at such times as such tenant's employees leave their premises.

5. No tenant shall use or keep in their premises or the Building any kerosene, gasoline or inflammable or combustible fluid or material or use any method of heating or air conditioning other than that installed in connection with Tenant's Work with the exception of space heaters rated at fifty amps (50A) or lower in aggregate. No tenant shall use, keep or permit to be used or kept any foreign or noxious gas or substance in their premises, or permit or suffer their premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Building by reasons of noise, odors, or vibrations, or interfere in any way with other tenants or those having business therein.

6. In the case of invasion, mob, riot, public excitement, or other circumstances rendering such action advisable in Landlord's opinion, Landlord reserves the right to prevent access to the Building during the continuance of the same by suggesting an action as Landlord may deem appropriate, including closing or blocking entrances to the Building.

7. The toilet rooms, toilets, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed; no foreign substance of any kind whatsoever shall be thrown therein. The expense of any breakage, stoppage, or damage resulting from the violation of this rule shall be borne by the tenant who, or whose employees or invitees shall have caused it.

8. No tenant shall use any advertising media which may be heard outside of its premises and no tenant shall place or permit the placement of any radio or television antenna, satellite dish, loudspeaker, sound amplifier, phonograph, searchlight, flashing light or other device of any nature on the exterior walls of its premises, on the roof or outside of the boundaries of its premises (except for such tenant's approved identification sign or signs) or at any place where the same may be seen outside of its premises.

9. All loading and unloading of merchandise, supplies, materials, garbage and refuse which requires use of Common Area loading docks or movement through the Common Area entrances shall be conducted under Landlord's supervision at such times and in such manner as Landlord may reasonably require. Truck deliveries are prohibited between the hours of 6:00 p.m. and 8:00 a.m. In its use of the loading areas no tenant shall obstruct or permit the obstruction of the loading areas and at no time shall park or allow its officers, agents or employees to park vehicles therein except for loading and unloading. Each tenant assumes all risks of and shall be liable for all damage to articles moved or to the Building and injury to persons resulting from such activity.

10. No curtains, draperies, blinds, shutters, shades, screens or other coverings, hangings or decorations shall be attached to, hung or placed in, or used in connection with any window of the Building without the prior written consent of Landlord.

11. Each tenant shall see that the doors of its premises are closed and locked and that all water faucets, water apparatus and utilities are shut off before such tenant or its employees leave its premises, so as to prevent waste or damage, and for any default or carelessness in this regard such tenant shall make good all injuries sustained by other tenants or occupants of the Building or Landlord.

12. No tenant shall use any portion of the Common Areas for any purpose when the premises of such tenant are not open for business or conducting work in preparation therefor, and then only for such uses expressly stated in the Lease. No tenant shall use any portion of the sidewalk adjoining its premises for the sale of goods, and no tenant shall conduct a "going out of business" sale, or advertise that it sells products or services at "discount," "cut-price," or "cut-rate" prices.

13. Unless specifically permitted in the Lease, no birds, fish or animals (except service animals) shall be brought into or kept in, on or about any tenant's premises. No portion of any premises shall at any time be used or occupied as sleeping or lodging quarters or for any immoral

or illegal purposes or for any purpose which would tend to injure the reputation of the Building or impair the value of the Building.

14. The Common Areas may not be used to solicit business or distribute, or cause to be distributed in any portion of the Buidling any handbills, promotional materials or other advertising, and no tenant shall conduct or permit any other activities in the Building that might constitute a nuisance. No vehicle shall be parked as a “billboard” vehicle in the Common Areas.

15. Landlord shall not be responsible for lost or stolen personal property, money or jewelry from any premises or public areas or Common Areas regardless of whether such loss occurs when the area is locked against entry or not.

16. Each tenant will refer to Landlord for Landlord’s supervision, approval and control all contractors, contractor representatives, and installations technicians rendering any service to such tenant, before performance of any contractual service, except in the case of emergencies and for the construction or installation of any theatrical scenery, instruments, or equipment. Such supervisory action by Landlord shall not render Landlord responsible for any work performed for such tenant. This provision shall apply to all work performed in the Building, including without limitation, the installation of telephones, computer wiring, cabling, electrical devices, burglar alarms, attachments and installations of any nature. Each tenant shall be solely responsible for complying with applicable Laws pursuant to which such work shall be performed.

17. The directory of the Building will be provided exclusively for the display of the name and location of tenants only, and Landlord reserves the right to exclude any other names therefrom.

18. For office tenants, all cleaning and janitorial services for the Building and the Premises shall be provided exclusively though Landlord, and except with the written consent of Landlord, no person or persons other than those approved by Landlord shall be permitted to enter the Building for the purpose of cleaning the same. Tenant shall not cause any unnecessary labor by carelessness or indifference to the good order and cleanliness of the Premises. Landlord shall not in any way be responsible to any Tenant for any loss of property on the Premises, however occurring, or for any damage to any Tenant’s property by the janitor or any other employee or any other person.

19. Tenant shall not waste electricity, water or air-conditioning and agrees to cooperate fully with Landlord to assure the most effective operation of the Building’s heating and air-conditioning and to comply with any governmental energy-saving rules, laws or regulations of which Tenant has actual notice, and shall refrain from adjusting controls. Tenant shall keep corridor doors closed, and shall close window coverings at the end of each business day.

20. Landlord reserves the right, exercisable without notice and without liability to Tenant, to change the name of the Building.

21. For office tenants, Landlord reserves the right to exclude from the Building between the hours of 6 P.M. and 7 A.M. the following day, or such other hours as may be established from time to time by Landlord, and on Sundays and legal holidays, any person unless that person is known to the person or employee in charge of the Building and has a pass or is properly

identified. Tenant shall be responsible for all persons for whom it requests passes and shall be liable to Landlord for all acts of such persons. Landlord shall not be liable for damages for any error with regard to the admission to or exclusion from the Building of any person.

22. Landlord reserves the right to exclude or expel from the Building any person who, in Landlord's judgment, is intoxicated or under the influence of liquor or drugs or who is in violation of any of the Rules and Regulations of the Building.

23. Tenant shall comply with all safety, fire protection and evacuation procedures and regulations established by Landlord or any other governmental agency.

24. Landlord may waive any one or more of these rules and regulations for the benefit of any particular tenant or tenants, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations against any or all of the tenants of the Building.

25. These Rules and Regulations are in addition to and shall not be construed to in any way modify, alter or amend, in whole or in part, the terms and conditions of any Lease of premises in the Building.

26. Landlord reserve the right to make such other and reasonable Rules and Regulations as in its judgment may from time to time be needed for the safety, care and cleanliness of the Building and for the preservation of good order therein, so long as they do not modify the terms of this Lease.

EXHIBIT E

RENEWAL OPTIONS

If (i) Tenant has not committed an Event of Default at any time during the Term; (ii) the original Tenant has not assigned the Lease or sublet the Premises; (iii) Tenant is occupying the entire Premises at the time of such election; then Tenant may renew this Lease for three (3) additional period of five (5) years, by delivering written notice of the exercise thereof (the "**Renewal Notice**") to Landlord not earlier than twelve (12) months nor later than nine (9) months before the expiration of the Term. The Rent payable for each month during such extended Term shall be as stated in Section 1.1(m) "Base Rent" and Section 1.1(p) "Percentage Rent" of this lease.

(a) Tenant shall have no further renewal option unless expressly granted by Landlord in writing; and

(b) Landlord shall lease to Tenant the Premises in their then-current condition, and Landlord shall not provide to Tenant any allowances (e.g., moving allowance, construction allowance, and the like) or other tenant inducements.

Tenant's rights under this Exhibit shall terminate if: (1) this Lease or Tenant's right to possession of the Premises is terminated; (2) Tenant assigns any of its interest in this Lease or sublets any portion of the Premises; (3) Tenant fails to timely exercise its option under this Exhibit, time being of the essence with respect to Tenant's exercise thereof; (4) Tenant commits an Event of Default under the Lease.